SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 4

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2015

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2015, as subsequently amended, as follows:

-	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 1 hereof to the “Exchange Rate Information” section;

-	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” section with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 2 to 4 hereof;

-	Exhibit (d) is hereby amended by adding the section “Recent Developments—The Federal Republic of Germany—Public Finance” on pages 5 to 7 hereof to the “Recent Developments—The Federal Republic of Germany” section;

-	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section with the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on page 7 hereof;

-	Exhibit (d) is hereby amended by replacing the text under the caption “KfW” with the text on pages 8 to 42 hereof;

-	Exhibit (e) is hereby replaced by Exhibit (e) attached hereto; and

-	Exhibit (f) is hereby replaced by Exhibit (f) attached hereto.

This report is intended to be incorporated by reference into KfW’s prospectus dated November 18, 2016 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

ii

iii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On March 30, 2017, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.0737 (EUR 0.9314 per U.S. dollar).

EXCHANGE RATE INFORMATION

We file reports with the Securities and Exchange Commission giving financial and economic data expressed in euro.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from January 2017 and for the period from March 1, 2017 to March 24, 2017, as published on a weekly basis by the Federal Reserve Bank of New York.

	High	Low
January 2017	1.0749	1.0416
February 2017	1.0802	1.0551
March 1, 2017 to March 24, 2017	1.0810	1.0514

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year
4th quarter 2015	0.4	1.3
1st quarter 2016	0.7	1.9
2nd quarter 2016	0.5	1.8
3rd quarter 2016	0.1	1.7
4th quarter 2016	0.4	1.7

(1)	Adjustment for seasonal and calendar effects according to the Census X-12-ARIMA method.

Germany’s gross domestic product (“GDP”) increased by 0.4% after price, seasonal and calendar adjustments in the fourth quarter of 2016 compared to the third quarter of 2016. When adjusted for price, seasonal and calendar variations, positive contributions in the fourth quarter of 2016 were made mainly by domestic final consumption expenditure. Household final consumption expenditure and government final consumption expenditure increased by 0.3% and 0.8%, respectively, compared to the third quarter of 2016. Gross fixed capital formation also developed positively. Gross fixed capital formation in construction increased by 1.6%, while capital formation in machinery and equipment decreased by 0.1% in the fourth quarter compared to the third quarter of 2016. Foreign trade had a downward effect on German economic growth during the fourth quarter. Based on provisional calculations, imports of goods and services increased by 3.1% after price, seasonal and calendar adjustments compared with the third quarter of 2016, and exports increased by 1.8%. The balance of exports and imports had a negative effect of 0.4 percentage points on GDP.

In a year-on-year comparison, the German economy’s growth rate remained virtually stable. GDP in the fourth quarter of 2016 increased by 1.7% in price- and calendar-adjusted terms compared to the corresponding period in 2015, following an increase of 1.7% in the third quarter of 2016 and of 1.8% in the second quarter of 2016.

Source: Statistisches Bundesamt, Detailed gross domestic product results for the 4th quarter of 2016, press release of February 23, 2017 (https://www.destatis.de/EN/PressServices/Press/pr/2017/02/PE17_062_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year
February 2016	0.4	0.0
March 2016	0.8	0.3
April 2016	-0.4	-0.1
May 2016	0.3	0.1
June 2016	0.1	0.3
July 2016	0.3	0.4
August 2016	0.0	0.4
September 2016	0.1	0.7
October 2016	0.2	0.8
November 2016	0.1	0.8
December 2016	0.7	1.7
January 2017	-0.6	1.9
February 2017	0.6	2.2

In February 2017, consumer prices in Germany rose by 2.2% compared to February 2016. The monthly reported year-on-year inflation rate continued to rise. An inflation rate of more than two percent was last recorded in August 2012, when it was also +2.2%. As in the preceding months, the development in energy prices, which increased by 7.2% compared to February 2016, had an upward effect on the overall rise in prices in February 2017. The increases in energy prices in recent months (January 2017: +5.9% and December 2016: +2.5%), were mainly due to the low level of energy prices in 2016, which had reached their lowest level in February 2016. As a result, most notably, prices for heating oil and motor fuels increased in February 2017 by +43.8% and +15.6%, respectively, compared to the corresponding period in 2016. Excluding the prices of energy products, the inflation rate in February 2017 would have been +1.7% compared to February 2016.

Food prices increased by 4.4% in February 2017 compared to February 2016. The prices of goods overall rose by 3.2% in February 2017 compared to February 2016, mainly due to the increase in energy prices and food prices. Prices of services overall increased by 1.3% in February 2017 compared to February 2016, mainly due to a 1.6% increase in net rents exclusive of heating expenses.

Compared to January 2017, the consumer price index as a whole rose by 0.6% in February 2017. The month-on-month comparison shows higher prices related to seasonal effects, for example, for vegetables (+12.2%), package holidays (+9.4%), gardens, plants and flowers (+2.1%) and fruit (+1.7%). Energy prices increased by only 0.3% in February 2017 compared to February 2016.

Source: Statistisches Bundesamt, Consumer prices in February 2017: +2.2% on February 2016, press release of March 14, 2017 (https://www.destatis.de/EN/PressServices/Press/pr/2017/03/PE17_091_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
February 2016	4.6	4.3
March 2016	4.5	4.3
April 2016	4.2	4.2
May 2016	4.2	4.2
June 2016	4.2	4.2
July 2016	4.3	4.2
August 2016	4.1	4.1
September 2016	3.8	4.1
October 2016	3.9	4.0
November 2016	3.9	3.9
December 2016	3.5	3.9
January 2017	4.0	3.9
February 2017	4.3	3.9

(1)	The time series on unemployment are based on the German Labour Force Survey.

(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

The number of employed persons increased by approximately 614,000 persons, or 1.4%, from February 2016 to February 2017. Compared to January 2017, the number of employed persons in February 2017 increased by approximately 50,000, or 0.1%, after adjustment for seasonal fluctuations.

In February 2017, the number of unemployed persons decreased by approximately 110,000, or 5.6%, compared to February 2016. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in February 2017 remained unchanged at 1.68 million compared to January 2017.

Sources: Statistisches Bundesamt, February 2017: employment up 1.4% on a year earlier, press release of March 31, 2017 (https://www.destatis.de/EN/PressServices/Press/pr/2017/03/PE17_112_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data
(https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January 2017	January 2016
Trade in goods, including supplementary trade items	15.2	13.9
Services	-1.3	-1.5
Primary income	5.8	4.5
Secondary income	-6.8	-2.3

Current account	12.8	14.6

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in January 2017: +11.8% on January 2016, press release of March 10, 2017 (https://www.destatis.de/EN/PressServices/Press/pr/2017/03/PE17_085_51.html).

PUBLIC FINANCE

Revenues and Expenditures

The following table presents revenues and expenditures in the public sector for 2012 to 2016:

GENERAL GOVERNMENT ACCOUNTS (1)

	2016	2015	2014	2013	2012
	(EUR in billions)
Federal Government, Länder governments and municipalities
Revenue	916.3	881.0	852.1	820.3	796.9
of which: Taxes (2)	731.2	700.0	668.6	645.9	620.5
Expenditure	900.8	862.2	846.5	830.9	816.3

Balance	15.5	18.8	5.5	-10.7	-19.4
Social security funds
Revenue	606.4	579.1	557.6	539.9	539.2
Expenditure	598.2	577.0	554.6	534.6	520.7

Balance	8.2	2.1	3.0	5.3	18.4
General government
Revenue	1,411.4	1,354.8	1,306.8	1,258.4	1,220.9
Expenditure	1,387.7	1,333.9	1,298.2	1,263.7	1,221.8

Balance	23.7	20.9	8.6	-5.4	-0.9

(1)	Definition according to the national accounts.

(2)	Excluding capital taxes and taxes of domestic sectors paid to EU.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2016 (March 2017), Tables 3.4.3.2, 3.4.3.3 and 3.4.3.7.

The following table shows historical information on the Federal Republic’s general government deficit/surplus and debt as a percentage of GDP.

THE FEDERAL REPUBLIC’S FISCAL MAASTRICHT CRITERIA

	2016	2015	2014	2013	2012
	(% of GDP)
General government deficit (-) / surplus (+)	0.8	0.7	0.3	-0.2	-0.0
General government gross debt	68.3	71.2	74.9	77.5	79.9

Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2016 (February 2017), Table 1.10; Deutsche Bundesbank, German general government debt down in 2016 by €18 billion to €2.14 trillion - debt ratio down to 68.3%, press release of March 31, 2017 (http://www.bundesbank.de/Redaktion/EN/Pressemitteilungen/BBK/2017/2017_03_31_schuldenstand.html).

Debt of the Federal Government

The following table summarizes the direct debt of the Federal Government as of December 31, 2016:

SUMMARY OF THE DIRECT DEBT OF THE FEDERAL GOVERNMENT

Aggregate principal amount outstanding as of December 31, 2016 (1)
(EUR in millions)
Federal Bonds (Bundesanleihen)	708,905
of which:
– Bonds of the Federal Republic and the Länder (Bund-Länder-Anleihe)	405
Inflation-linked Securities (inflationsindexierte Bundeswertpapiere)	68,500
Five-year Federal Notes (Bundesobligationen)	228,000
Federal Treasury Notes (Bundesschatzanweisungen)	101,000
Federal Savings Notes (Bundesschatzbriefe)	737
Treasury Discount Paper (Unverzinsliche Schatzanweisungen)	19,088
German Government Day-Bonds (Tagesanleihe des Bundes)	1,010
Further short term debt (≤ 1 year)	66
Borrowers’ note loans (Schuldscheindarlehen)	9,785
of which:
– From residents	9,747
– From non-residents	38
Old debt (1)	4,475
of which:
Equalization claims	4,155
Repurchased debt	52,415

Total	1,089,151

(1)	Preliminary data

(2)	Mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.

Source: Bundesanzeiger, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 31. Dezember 2016, February 06, 2017.

Other Recent Developments

The European Union and European Integration

On June 23, 2016, the United Kingdom held a national referendum in which a majority of 51.9% voted in favor of the United Kingdom’s withdrawal from the European Union (“EU”). On March 29, 2017 the European Council received a letter from the British Prime Minister, notifying the European Council of the United Kingdom’s intention to leave the European Union. This notification initiated the formal withdrawal process under Article 50 of the Treaty on European Union. Following the notification, the EU, represented by the European Commission, will enter into negotiations with the United Kingdom to arrange for an orderly withdrawal by the United Kingdom from the EU. The United Kingdom’s membership in the EU will end within two years of the notification unless the European Council, in agreement with the United Kingdom, unanimously decides to extend this period.

Sources: The Electoral Commission, Official result of the EU Referendum is declared by Electoral Commission in Manchester, press release of June 24, 2016 (http://www.electoralcommission.org.uk/i-am-a/journalist/electoral-commission-media-centre/news-releases-referendums/official-result-of-the-eu-referendum-is-declared-by-electoral-commission-in-manchester); European Commission, UK Referendum on Membership of the European Union: Questions & Answers, press release of June 24, 2016 (http://europa.eu/rapid/press-release_MEMO-16-2328_en.htm). European Commission, Statement by the European Council (Art. 50) on the UK notification, Press release, March 29, 2017 (http://www.consilium.europa.eu/en/press/press-releases/2017/03/29-euco-50-statement-uk-notification/).

KFW

GENERAL

Overview

KfW is a public law institution (Anstalt des öffentlichen Rechts) serving domestic and international public policy objectives of the Federal Government (“Federal Government”) of the Federal Republic of Germany (“Federal Republic”). KfW promotes its financing activities under the umbrella brand name KfW Bankengruppe (KfW Group). It conducts its business in the following business sectors:

•	Mittelstandsbank (SME Bank) promotes small and medium-sized enterprises (“SMEs”), business founders, start-ups and self-employed professionals;

•

Kommunal- und Privatkundenbank/Kreditinstitute (Municipal and Private Client Bank/Credit Institutions) provides housing-related loans and grants as well as financing for education to private individuals, offers financing for infrastructure projects, primarily for municipalities, and grants global funding instruments to promotional institutes of the German federal states (“Landesförderinstitute”) and other financial institutions;

•

Export and project finance: KfW IPEX-Bank GmbH (“KfW IPEX-Bank”) offers customized financing for exports and project and corporate financing worldwide. KfW IPEX-Bank is a legally independent entity wholly owned by KfW;

•

Promotion of developing countries and emerging economies: KfW Entwicklungsbank (KfW Development Bank) is responsible for KfW’s public sector development cooperation activities, and DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH (German Investment and Development Company, “DEG”) finances private-sector investments in developing countries. DEG is a legally independent entity wholly owned by KfW; and

•	Financial markets, which comprises KfW’s treasury, funding, asset management and other capital markets-related activities.

With total assets of EUR 507.0 billion as of December 31, 2016, including loans and advances of EUR 377.9 billion, KfW is Germany’s flagship promotional bank and ranks among Germany’s largest financial institutions. KfW’s promotional business volume amounted to EUR 81.0 billion in 2016.

KfW’s offices are located at Palmengartenstraße 5-9, 60325 Frankfurt am Main, Germany. KfW’s telephone number is 011-49-69-74310. KfW also maintains branch offices in Berlin and Bonn, Germany, as well as a liaison office to the European Union (“EU”) in Brussels, Belgium.

Ownership

The Federal Republic holds 80% of KfW’s subscribed capital, and the German federal states (each, a “Land” and together, the “Länder”) hold the remaining 20%. The Law Concerning KfW (Gesetz über die Kreditanstalt für Wiederaufbau, or the “KfW Law”) does not provide for shareholders’ meetings; instead, the Board of Supervisory Directors assumes the responsibilities of a shareholders’ meeting. For more information on the Board of Supervisory Directors, see “Management and Employees—Board of Supervisory Directors.”

Shares in KfW’s capital may not be pledged; they may not be transferred to entities other than the Federal Republic or the Länder. Capital contributions have been, and are expected to continue to be, made to KfW in such proportions as to maintain the relative shares of capital held by the Federal Republic and the Länder.

Legal Status

KfW is organized under the KfW Law as a public law institution with unlimited duration. As a public law institution serving public policy objectives of the Federal Government, KfW itself is not subject to corporate taxes (although certain of its subsidiaries are), and as a promotional bank, KfW does not seek to maximize profits. KfW does, however, seek to maintain an overall level of profitability that allows it to strengthen its equity base in order to support its promotional activities. KfW is prohibited under the KfW Law from distributing profits, which are instead allocated to statutory reserves and to separately reportable reserves. KfW is generally also prohibited under the KfW Law from taking deposits or engaging in the financial commission business.

Relationship with the Federal Republic

Guarantee of the Federal Republic

The KfW Law expressly provides that the Federal Republic guarantees all existing and future obligations of KfW in respect of money borrowed, bonds and notes issued and derivative transactions entered into by KfW, as well as obligations of third parties that are expressly guaranteed by KfW (KfW Law, Article 1a). Under this statutory guarantee (the “Guarantee of the Federal Republic”), if KfW fails to make any payment of principal or interest or any other amount required to be paid with respect to securities issued by KfW, or if KfW fails to make any payment required to be made under KfW’s guarantee when that payment is due and payable, the Federal Republic will be liable at all times for that payment as and when it becomes due and payable. The Federal Republic’s obligation under the Guarantee of the Federal Republic ranks equally, without any preference, with all of its other present and future unsecured and unsubordinated indebtedness. Holders of securities issued by KfW or issued under KfW’s guarantee may enforce this obligation directly against the Federal Republic without first having to take legal action against KfW. The Guarantee of the Federal Republic is strictly a matter of statutory law and is not evidenced by any contract or instrument. It may be subject to defenses available to KfW with respect to the obligations covered.

Institutional Liability (Anstaltslast)

KfW is a public law institution (Anstalt des öffentlichen Rechts). Accordingly, under the German administrative law principle of Anstaltslast, the Federal Republic, as the constituting body of KfW, has an obligation to safeguard KfW’s economic basis. Under Anstaltslast, the Federal Republic must keep KfW in a position to pursue its operations and enable it, in the event of financial difficulties, through the allocation of funds or in some other appropriate manner, to meet its obligations when due. Anstaltslast is not a formal guarantee of KfW’s obligations by the Federal Republic, and creditors of KfW do not have a direct claim against the Federal Republic. Nevertheless, the effect of this legal principle is that KfW’s obligations, including the obligations to the holders of securities issued by it or issued under KfW’s guarantee, are fully backed by the credit of the Federal Republic. The obligation of the Federal Republic under Anstaltslast would constitute a charge on public funds that, as a legally established obligation, would be payable without the need for any appropriation or any other action by the German Parliament.

Understanding with the European Commission

In order to clarify that the Federal Republic’s responsibility for KfW’s obligations was and is compatible with EU law prohibitions against state aid, the German Federal Ministry of Finance and the European Commissioner for Competition held discussions which were formalized in an understanding reached on March 1, 2002. In the understanding with the European Commission, it was agreed that, in respect of the promotional activities for which KfW is responsible, KfW will continue to benefit from Anstaltslast and the Guarantee of the Federal Republic. The understanding acknowledged that KfW’s role in providing financing for, in particular, SMEs, risk capital, environmental protection, technology/innovation, infrastructure and housing, as well as its cooperation with developing countries, is promotional and thus compatible with EU rules.

In the business sector of Export and project finance, the understanding with the European Commission required KfW to transfer to a legally independent subsidiary that portion of export finance and domestic and international project finance activities which the European Commission deemed to fall outside the scope of the promotional activities of KfW. The transfer of such activities was to be effected by December 31, 2007, and as from that date KfW has not been permitted to fund the subsidiary at other than market rates of interest or to extend to the subsidiary any benefits of Anstaltslast or the Guarantee of the Federal Republic.

KfW continues to be permitted, however, to engage directly in the following promotional export and project finance activities:

•

implementation of international promotional programs, such as the interest-rate subsidized CIRR (Commercial Interest Reference Rate) and ASU (Aircraft Sector Understanding) schemes, which are recognized as promotional activities in accordance with the Organization for Economic Cooperation and Development (“OECD”) consensus;

•

participation in syndicated financing activities outside the EU, the European Economic Area and countries holding the status of official candidate for EU membership, subject to certain conditions, and sole financing activities in countries in which sufficient sources of financing do not exist; and

•	participation in projects in the interest of the EU that are co-financed by the European Investment Bank or similar European financing institutions.

The European Commission transformed the understanding into a decision, which the Federal Republic formally accepted. A part of the Promotional Bank Restructuring Act (Förderbankenneustrukturierungsgesetz) implemented the understanding with the European Commission and amended the KfW Law accordingly.

On January 1, 2008, KfW IPEX-Bank, a limited liability corporation (Gesellschaft mit beschränkter Haftung) formed as a wholly owned subsidiary of KfW, commenced operations as a legally independent entity, thus satisfying the requirements set forth in the understanding with the European Commission. KfW IPEX-Bank conducts those export and project finance activities which the European Commission deemed to fall outside the scope of KfW’s promotional activities directly and on its own behalf. For more information on KfW IPEX-Bank, see “Business—Export and Project Finance (KfW IPEX-Bank).”

Supervision and Regulation

Supervision

The Federal Ministry of Finance, acting in consultation with the Federal Ministry for Economic Affairs and Energy, exercises legal supervision (Rechtsaufsicht) over KfW, i.e., it supervises KfW’s compliance with applicable law and may adopt all necessary measures to ensure such compliance. Legal supervision primarily comprises supervision of compliance with the KfW Law and KfW’s Bylaws, but also with all other applicable laws and regulations except for certain provisions of bank regulatory law referenced in the following paragraph and described in “Regulation.” The relevant Federal Ministers are represented on KfW’s Board of Supervisory Directors, which supervises KfW’s overall activities. See below “Management and Employees—Board of Supervisory Directors.”

In addition to being subject to legal supervision by the Federal Ministries, in October 2013, KfW became subject to banking-specific supervision exercised by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”). This supervision was established by a ministerial regulation (KfW-Verordnung, or “KfW Regulation”), which implements an amendment to the KfW Law that entered into force in July 2013. The KfW Regulation, while maintaining KfW’s general exemption from bank regulatory law, specifies those provisions of bank regulatory law which are to apply to KfW by analogy and assigns the supervision of compliance with these provisions to BaFin. In exercising its supervision, BaFin cooperates with the German Central Bank (Deutsche Bundesbank) in accordance with normal bank supervisory procedures. For further details, see “Regulation.”

In addition to compliance with the financial reporting and auditing standards generally applicable to banks in Germany, KfW, under the KfW Law, is subject to special auditing standards for government-owned entities set forth in the Budgeting and Accounting Act (Haushaltsgrundsätzegesetz). These special auditing standards require that KfW’s annual audit, above and beyond its normal scope, cover the proper conduct of KfW’s business by its management. The resulting auditor’s report is to enable the Board of Supervisory Directors, the responsible Federal Ministries, and the Federal Court of Auditors (Bundesrechnungshof) to form their own opinion and to take action if required.

Finally, as a government-owned entity, KfW is subject to audits by the Federal Court of Auditors with regard to its economical use of funds pursuant to the Budgeting and Accounting Act.

Regulation

Overview of KfW’s Regulatory Status. KfW is generally exempt from bank regulatory laws and regulations, as it neither qualifies as a “credit institution” or “financial services institution” within the meaning of the German Banking Act (Gesetz über das Kreditwesen, or “KWG”) nor as a “credit institution” within the meaning of relevant EU directives and regulations, including in particular the EU Capital Requirements Directive IV (“CRD IV”) and the EU Capital Requirements Regulation (“CRR”). However, by operation of the KfW Regulation, considerable parts of the KWG and the CRR, including relevant implementing rules and regulations, apply by analogy to KfW. The analogous application of banking supervisory law to KfW has been phased in gradually, with the majority of the rules, regulations and enforcement powers described above having become applicable as of January 1, 2016. The KfW Regulation takes into account KfW’s special status as an entity not generally engaged in deposit taking, characterized by a low-risk profile in its lending business and benefiting from the Guarantee of the Federal Republic. It therefore provides for certain modifications and exceptions in connection with the analogous application of the relevant rules and regulations.

The analogous application of EU and national bank regulatory law imposed by the KfW Regulation is without prejudice to KfW’s status as a “public sector entity” within the meaning of Article 4 para. 1 no. 8 of the CRR. This status confers certain advantages to KfW’s refinancing activities given the fact that exposures to public sector entities held by banks are privileged as to capital requirements, large exposures limitations and liquidity measurement under EU and national bank regulatory law. Securities issued by KfW, such as bonds and notes, are in principle eligible in the EU as level 1 assets pursuant to Article 10 para. 1 lit. (c) and (v) of the Commission Delegated Regulation (EU) 2015/61 of October 10, 2014.

Bank Regulatory Rules and Regulations Applied by Analogy. By operation of the KfW Regulation, bank regulatory requirements for corporate governance set forth in Sections 25c through 25d of the KWG now apply to KfW by analogy. To comply with these requirements, certain adjustments were made to the committee structure of KfW’s Board of Supervisory Directors in 2014. For more information on the committee structure of KfW’s Board of Supervisory Directors, see “Management and Employees—Board of Supervisory Directors.”

As of January 1, 2016, the bank regulatory requirements for remuneration policies set forth in Section 25a of the KWG and further specified in the German Remuneration Regulation for Credit Institutions (Institutsvergütungsverordnung, or “IVV”) apply to KfW. BaFin has granted KfW a transitional period until January 1, 2018 for the full application of the IVV.

The capital adequacy regime set forth in part 2 titles I through III and part 3 titles I through VI of the CRR has become applicable by analogy virtually in its entirety to KfW with effect from January 1, 2016, including the calculation of regulatory own funds and own funds requirements on a consolidated basis. KfW is also subject to the new capital buffers regime introduced by CRD IV and transposed into national law in Sections 10c through 10i of the KWG. KfW has already been calculating capital ratios prescribed by these rules for internal purposes on a voluntary basis in the past, and it continues to do so. In doing so, KfW applies all material rules of the advanced internal ratings-based approach (“IRBA”) with slight modifications related to KfW’s promotional mandate. KfW is currently undergoing an approval process with BaFin to become an advanced IRBA institution and until such approval, KfW reports capital ratios to BaFin following the standardized approach. According to the calculations under the standardized approach, KfW’s total and Tier 1 capital ratio (taking into account the annual result of 2016) amounted to 15.9% as of December 31, 2016. For more information on KfW’s other key indicators, including the capital ratios based on the analogous application of the advanced IRBA, see “Group management report—Risk report—Overview of key indicators” included in Exhibit (e).

In addition to a capital conservation buffer and a countercyclical capital buffer, which KfW is already required to maintain, KfW anticipates becoming subject to certain requirements by BaFin to maintain a capital buffer for other systemically important institutions in Germany. KfW also expects BaFin to impose a supervisory review and evaluation process (“SREP”) surcharge, which is meant to reflect the specific risk situation of each bank and is applicable to KfW by analogy.

In connection with standard audits of KfW conducted by Deutsche Bundesbank and BaFin in 2016 under the bank regulatory provisions applicable to KfW by analogy, the banking supervisory authorities reported findings related to KfW’s

IT. KfW expects these findings to result in BaFin imposing additional temporary capital requirements on KfW until the issues underlying the findings have been resolved. The need for modernization of KfW’s IT architecture had already been identified before the standard audits were conducted and major projects to address the need for IT–related updates and improvements have been underway at KfW for some time. While KfW believes that IT-related risks are comprehensively considered in its risk management for operational risk, there can be no assurance that the occurrence of any IT-related incidents, regulatory findings or deficiencies may not lead to reputational damage, regulatory exposure and/or financial losses for KfW.

As of January 1, 2016, KfW is also, by analogy, subject to the large-exposures regime of part IV of the CRR as supplemented by the KWG and relevant implementing rules and regulations. Under this regime, exposures to any one client or group of connected clients are limited to 25% of eligible own funds and exposures exceeding 10% of eligible own funds are subject to special internal monitoring requirements and a reporting obligation to the German bank supervisory authorities.

In addition, KfW applies the provisions concerning leverage with effect from January 1, 2016 by analogy. Under this regime, the ratio of KfW’s Tier 1 capital to the accounting value of assets and off-balance sheet exposures must be reported at group level. The leverage ratio is monitored internally and expected to become part of the prudential requirements starting in 2018.

According to a decision made by the supervisory authority in December 2015, certain provisions of the CRR such as own funds requirements, large exposures and leverage need only be considered at the group level (consolidated basis) and not at the entity level.

Although it was already subject to the German Anti-Money Laundering Act (Geldwäschegesetz), on January 1, 2016 KfW also became subject to the provisions of the KWG concerning money laundering, terrorist financing and other criminal offences at the group and entity levels.

Finally, the bank regulatory requirements for risk management systems set forth in the KWG and in the German Minimum Requirements for Risk Management (Mindestanforderungen an das Risikomanagement, or “MaRisk”) have become applicable to KfW by analogy with effect from January 1, 2016, and provide for sound systems for risk strategy planning, the implementation of risk management and financial and operational controls as well as requirements for credit decision-making processes. Certain exemptions are granted in this context for KfW’s assigned business (Zuweisungsgeschäft) in accordance with Article 2 para. 4 of the KfW Law, i.e., those activities which KfW carries out as directed by the Federal Government, usually at the Federal Republic’s economic risk.

The KfW Regulation does not encompass the application of the liquidity regime set forth in the CRR and the KWG. On the same grounds, KfW is generally exempt from EU and national disclosure requirements and from the EU Bank Recovery and Resolution Directive; hence KfW has no obligation to draw up restructuring and resolution plans.

Supervisory Structure and Enforcement Powers. The supervision of KfW’s compliance with bank regulatory laws and regulations is assigned to BaFin in cooperation with Deutsche Bundesbank in accordance with BaFin’s general risk-oriented supervisory review and evaluation process. In this context, Deutsche Bundesbank undertakes the ongoing audit and analysis of banks with regard to both their financial stability and the adequacy of their internal governance and risk-management systems. Deutsche Bundesbank receives and preprocesses relevant data, while final decision-making and the exercise of enforcement powers are reserved to BaFin.

For purposes of supervision, the KfW Regulation subjects KfW by analogy to the reporting and information requirements generally applicable to banks in Germany, with the exception of the automated access to client account details, with effect from January 1, 2016. Until KfW has implemented a system to comply with these reporting and information requirements, KfW will provide the supervisory authorities with relevant reports and information, the form of which has been agreed with the supervisory authorities. As agreed with the supervisory authorities, KfW will implement a fully-fledged regulatory reporting system by 2020.

In addition, the KfW Regulation subjects KfW by analogy to certain enforcement powers of BaFin, which comprise, among other matters, the right to demand increases of regulatory own capital and/or a reduction of regulatory risk, or to demand changes in the senior management of KfW.

Since KfW does not as such qualify as a regulated entity under national or EU bank regulatory law, KfW did not become subject to the changes in the national and EU bank supervisory structure that have taken effect in recent years. In particular, KfW is not subject to supervision by the European Central Bank (“ECB”) pursuant to Council Regulation (EU) No. 1024/2013 establishing the European Single Supervisory Mechanism (“SSM”). KfW IPEX-Bank was included in the ECB’s comprehensive assessment of large banks conducted in 2014 in cooperation with national supervisory authorities of member states participating in the SSM. According to a decision taken by the ECB in September 2014, KfW IPEX-Bank did not qualify as a significant credit institution and to date it has not been qualified as such in connection with subsequent annual reviews of large German financial institutions conducted by the ECB. Accordingly, KfW IPEX-Bank is not supervised directly by the ECB, but currently continues to be supervised by BaFin in cooperation with Deutsche Bundesbank. For more information on KfW IPEX-Bank, see “Business—Export and Project Finance (KfW IPEX-Bank).” For more information on the SSM, see “Federal Republic of Germany—Monetary and Financial System—Financial System—European Financial System—European System of Financial Supervision and European Banking Union.”

Regulatory Costs. As KfW had already applied significant parts of bank regulatory law on a voluntary basis to most of its activities, its previous voluntary compliance facilitated its compliance with the rules and regulations becoming mandatory by operation of the KfW Regulation. Nonetheless, compliance is expected to continue to entail special organizational efforts and related cost expenditure currently estimated to amount to up to EUR 120 million annually until 2020.

Corporate Background

KfW was established in 1948 by the Administration of the Combined Economic Area, the immediate predecessor of the Federal Republic. Originally, KfW’s purpose was to distribute and lend funds of the European Recovery Program (the “ERP”), which is also known as the Marshall Plan. Even today, several of KfW’s programs to promote the German and European economies are supported using funds for subsidizing interest rates from the so-called “ERP Special Fund.” KfW has expanded and internationalized its operations over the past decades. In 1994, following the reunification of the Federal Republic and the former German Democratic Republic (“GDR”), KfW assumed the operations of the former central bank of the GDR (Staatsbank), which was located in Berlin, Germany.

In September 2001, KfW acquired DEG from the Federal Republic. DEG is a limited liability company that acts as the German development finance institution for the promotion of private enterprises in developing countries and emerging economies. For more information on DEG, see “Business—Promotion of Developing and Transition Countries—DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH.”

In 2003, Deutsche Ausgleichsbank (“DtA”), which was based in Bonn, Germany, merged into KfW. DtA was formed in 1950 as a public law institution and promotional bank, particularly active in the area of lending to SMEs and start-up businesses. The merger was accomplished through the Promotional Bank Restructuring Act and was designed to restructure and simplify promotional banking in the Federal Republic and harmonize it with the understanding reached with the European Commission.

Financial Statements and Auditors

The consolidated financial statements of KfW included in Exhibit (e) to this annual report have been prepared in accordance with International Financial Reporting Standards as adopted by the EU (“IFRS”) and the additional requirements of German commercial law pursuant to § 315a (1) of the German Commercial Code (Handelsgesetzbuch) and supplementary provisions of the KfW Law. IFRS differs in certain significant respects from accounting principles generally accepted and financial reporting practices followed in the United States (“U.S. GAAP”), and, as a result, KfW’s consolidated financial statements included in Exhibit (e) to this annual report may differ substantially from financial statements prepared in accordance with U.S. GAAP.

Pursuant to the KfW Law, the annual financial statements of KfW are examined by a Wirtschaftsprüfer (Certified Public Accountant) who is appointed by the Federal Minister of Finance at the proposal of the Board of Supervisory Directors in consultation with the Federal Court of Auditors (Bundesrechnungshof). KfW’s external auditors for the fiscal year 2016 are KPMG AG Wirtschaftsprüfungsgesellschaft (“KPMG”), a member firm of KPMG International.

The annual audit is conducted in accordance with German Generally Accepted Auditing Standards.

The auditor’s report of KPMG for the year ended December 31, 2016, dated February 28, 2017, refers to a group management report (Konzernlagebericht). The examination of, and the auditor’s report upon, this group management report are required under German generally accepted accounting principles. This examination was not made in accordance with U.S. generally accepted auditing standards (“U.S. GAAS”) or U.S. attestation standards. Therefore, KPMG does not provide any opinion on such examination, on the group management report or on the financial statements included in Exhibit (e) to this annual report in accordance with U.S. GAAS or U.S. attestation standards. A reprint of the auditor’s report can be found on page 168 of Exhibit (e).

KfW’s external auditor for the fiscal year 2017 will be Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, Stuttgart, Germany.

BUSINESS

Introduction

KfW currently conducts its business in the following business sectors:

•	Mittelstandsbank (SME Bank), which focuses on SMEs and other commercial clients;

•

Kommunal- und Privatkundenbank/Kreditinstitute (Municipal and Private Client Bank/Credit Institutions), which focuses on private clients and public clients, such as municipalities and Landesförderinstitute;

•	Export and project finance (KfW IPEX-Bank);

•	Promotion of developing countries and emerging economies (KfW Entwicklungsbank and DEG); and

•	Financial markets, which comprises KfW’s treasury, funding, asset management and other capital markets-related activities.

The following table sets forth the relative size of each of the business sectors in terms of commitments for each of the years indicated.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS SECTOR

	Year ended December 31,		Year-to-Year
	2016	2015	% change
	(EUR in millions)		(in %)
Mittelstandsbank (SME Bank)	21,388	20,431	5
Kommunal- und Privatkundenbank/Kreditinstitute (Municipal and Private Client Bank/Credit Institutions)	33,698	30,054	12
Export and project finance (KfW IPEX-Bank)	16,072	20,214	-20
Promotion of developing countries and emerging economies	8,844	7,726	14
of which KfW Entwicklungsbank	7,290	6,662	9
of which DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	1,553	1,064	46
Financial markets	1,274	1,119	14

Total promotional business volume (1) (2)	81,002	79,314	2

(1)	Total promotional business volume for 2016 has been adjusted for commitments of EUR 273 million, compared to EUR 229 million for 2015, made by KfW IPEX-Bank relating to Export and project finance and refinanced under certain of Mittelstandsbank’s promotional programs.

(2)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute and the BAföG (Bundesausbildungsförderungsgesetz, i.e. the German Federal Training Assistance Act) government loan program) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of program-based global loans to the Landesförderinstitute and the BAföG government loan program, commitments represent the actual volume of funds disbursed in the relevant period.

The following table shows the relative size of each of the five business sectors in terms of percentage of commitments outstanding and economic capital required at year-end 2016. In general, a lower percentage in economic capital required compared to the percentage of commitments outstanding illustrates a below average risk associated therewith. The percentage of economic capital required of the business sector Financial markets also includes the economic capital required for treasury activities.

RELATIVE SIZE OF EACH BUSINESS SECTOR

	As of December 31, 2016
	Commitments outstanding	Economic capital required (1)
Mittelstandsbank	22%	13%
Kommunal- und Privatkundenbank/Kreditinstitute	40%	14%
Export and project finance (KfW IPEX-Bank)	16%	13%
Promotion of developing countries and emerging economies (KfW Entwicklungsbank and DEG)	7%	16%
Financial markets	13%	8%

Total (in EUR billions)	525.3	14.9

(1)	The balance of economic capital required relates to group functions. The economic capital required has been calculated on a solvency level of 99.99%. For more information concerning economic capital required of KfW Group, see “Group management report—Risk report—Risk management approach of KfW Group—Internal capital adequacy assessment process—Economic risk-bearing capacity” and note 39 to the financial statements, both included in Exhibit (e) to this annual report.

Domestic Promotional Business

General

To support the economic and policy objectives of the Federal Government, KfW offers a broad range of financing programs in Germany and, to a limited extent, elsewhere in Europe, as well as grants funded from the federal budget for domestic promotional purposes. KfW’s predominant domestic finance activities are conducted by the business sectors Mittelstandsbank and Kommunal- und Privatkundenbank/Kreditinstitute. Further promotional activities targeting the domestic market are reported under the Financial markets business sector.

Under the KfW Law, KfW must generally involve banks or other financing institutions when granting financing. Therefore, KfW involves commercial banks in the handling of its loans by extending loans to commercial banks, which, in turn, on-lend the funds to the ultimate borrowers. To a limited extent, however, KfW is allowed to grant financing directly to the ultimate borrower (e.g., for financing of municipalities). By lending to commercial banks, KfW, in principle, insulates itself from credit exposure to the ultimate borrower and gains the benefit of the commercial banks’ knowledge of their customers as well as their administrative and servicing expertise. KfW monitors its exposures to, and the credit standing of, each banking institution to which it lends. In its domestic business sectors, KfW currently lends to approximately 200 banks. In 2016, 61% (2015: 60%) of KfW’s total interbank exposure (exposure at default) was attributable to KfW’s ten largest banking group counterparties. The vast majority of this exposure relates to KfW’s on-lending business, while the portion deriving from other business transactions, e.g., derivatives, securities, money market and global loan transactions, is much more limited.

KfW offers two different models for processing KfW loans to commercial banks. KfW’s traditional and most important model for handling its lending business is based on individual loan applications by each borrower within the framework of specified loan, mezzanine capital or equity participation instruments. Under the other model, KfW extends global funding facilities and program-based global loans to Landesförderinstitute, as well as non program-based global loans to selected Landesförderinstitute with existing agreements, and to selected financial institutions in Germany and Europe.

Individual Loans. KfW defines detailed formal eligibility requirements for each loan that it extends to a commercial bank as well as for each loan the commercial bank on-lends to the ultimate borrower under each of its lending programs. Borrowers in general do not apply directly to KfW, however, and may only apply for a KfW loan through a bank of their choice. The intermediate bank appraises the financial and business situation of the applicant, takes collateral for the loan and assumes liability for repayment to KfW. KfW loans on-lent by commercial banks are normally collateralized by liens on real property, other assets, or are guaranteed by the Federal Republic or by one of the Länder. The processing of individual loans within KfW’s lending programs is characterized by two formally separate loan approvals – first by the intermediate bank and then by KfW – for each borrower. KfW’s loan approval, however, in most cases depends solely on a review of the individual loan application, based on compliance with the requirements defined for the particular lending program.

In recent years, KfW has modernized its application and approval process for loans with the aim of obtaining a more efficient, automated and accelerated process. For this purpose, KfW developed a digital online platform for its highly standardized loan programs. The online platform, which was launched in 2014 as a tool for the intermediate banks, provides immediate feedback as to KfW’s approval of the loan in the form of an electronic confirmation from KfW. Most of the commercial banks KfW works with have already joined the platform. Since the end of 2015, all loan applications under the housing investment programs can be handled through this platform. KfW aims to offer an increasing number of loan programs, including programs for SMEs and environmental investment programs, via this platform in the future. In 2016, the platform was expanded to two promotional programs for commercial enterprises.

KfW applies different pricing models for granting loans: a fixed-rate pricing model; and a risk-adjusted pricing model. Under the fixed-rate pricing model, the commercial banks to which KfW lends are permitted to on-lend these funds at fixed spreads over the applicable interest rate payable to KfW. This fixed-rate pricing model is applied to housing investment and some lending programs for start-up financing. Moreover, it is also applied to education lending programs. Under the risk-adjusted pricing model, KfW establishes pricing categories based on a combination of the borrower’s creditworthiness and the collateral securing the loan. Under each lending program, KfW sets maximum interest rates for each pricing category. The on-lending banks assess the risk profile of the borrower and the collateral securing the loan to determine the applicable pricing category for each loan and the applicable maximum interest rate for the pricing category. KfW’s role in the pricing process is limited to verifying that banks derive the appropriate maximum interest rate from the ultimate borrower’s creditworthiness and the collateral provided.

In the traditional SME lending programs offered by KfW, the on-lending banks are liable to KfW and bear the risk of customer default as described above. In recent years, KfW has constantly been reworking and renewing its SME financing programs to increase its support for SMEs. Under some of those lending programs, to which the risk-adjusted pricing model applies, KfW offers the option of a partial exemption from liability to on-lending banks. If the on-lending bank applies for an exemption from liability, KfW bears the risk not retained by the bank and the risk margin is shared pro rata between KfW and the bank. The risk-adjusted pricing model applies amongst others to Mittelstandsbank’s largest and most important lending program, the KfW Unternehmerkredit (Entrepreneurial Loan program). In addition, mezzanine capital and equity participations offered by Mittelstandsbank and its special programs for investments by micro-enterprises are designed so that KfW assumes direct exposure to the credit risk of the ultimate borrower, which is covered or compensated in different ways: by means of risk premiums included in the interest rate charged to the ultimate borrower; or by means of guarantees from the Federal Government or the European Investment Fund.

Global Loans and Global Funding Facilities. Global loans and global funding facilities differ from KfW’s individual loans primarily in terms of simplified processing, the lack of a requirement for formal loan approval by KfW with respect to each individual ultimate borrower and, in general, a higher degree of flexibility for the on-lending Landesförderinstitute and selected financial institutions. KfW expects the recipient Landesförderinstitute and selected recipient financial institutions to on-lend these funds within a reasonable period of time. In contrast to KfW’s individual loans, these instruments offer greater loan structure flexibility. As a result, global loans and global funding facilities entail lower administrative costs for both KfW and the on-lending Landesförderinstitute and selected financial institutions compared with KfW’s traditional lending programs. Accordingly, the final borrowers generally benefit from favorable interest rates.

KfW offers different kinds of global loans and global funding facilities: program-based global loans and global funding facilities to Landesförderinstitute; and non program-based global loans to selected Landesförderinstitute and selected financial institutions in Germany and Europe. Most of the Landesförderinstitute are independent public law institutions and benefit from explicit statutory guarantees by the respective German federal state (Land). Each Landesförderinstitut is responsible for promotional matters within its Land. KfW cooperates with 17 Landesförderinstitute.

Landesförderinstitute use KfW’s program-based global loans to finance specified investments relating to SMEs, housing projects and municipal infrastructure projects in their respective Land within the framework of cooperative loan programs of the respective Landesförderinstitut and KfW. The conditions of each cooperative loan program must comply with the conditions of the relevant KfW program. The funds to Landesförderinstitute are generally extended in the form of lump sums, which are then broken down and granted to the final borrower as individual loans.

Moreover, KfW extends global funding facilities exclusively to Landesförderinstitute for their own promotional funding purposes, thus offering Landesförderinstitute flexibility with respect to the use of funds extended in their promotional business without a direct link to any of KfW’s lending programs.

KfW extends non program-based global loans to selected Landesförderinstitute and selected financial institutions in Germany and elsewhere in Europe, which they on-lend as individual loans and leases to finance SMEs, housing projects, municipal infrastructure projects and, increasingly, energy efficiency projects. In the case of Landesförderinstitute, non program-based global loans are no longer offered as new business, but only in connection with existing agreements.

Mittelstandsbank (SME Bank)

KfW’s Mittelstandsbank business sector supports SMEs, business founders, start-ups and self-employed professionals; it offers financing for various purposes to companies in different stages of development. According to a representative KfW survey in the German SME sector, known as KfW SME Panel 2016, Germany had an estimated 3.65 million SMEs (defined for the purposes of the survey as corporations with an annual group turnover of up to EUR 500 million) in 2015. SMEs have been the backbone of the German economy for decades. In 2016, they accounted for 44% of gross investment by the German corporate sector, employed 69% of the workforce and trained 90% of the apprentices.

Mittelstandsbank provides financing in the areas of start-up financing and general investments, innovation and environmental investments, primarily by means of loan programs (2016: EUR 20.7 billion, 2015: EUR 19.4 billion), mezzanine programs (2016: EUR 0.6 billion, 2015: EUR 0.8 billion) and equity investments (2016: EUR 0.1 billion, 2015: EUR 0.2 billion).

The following table shows Mittelstandsbank’s commitments by area for each of the years indicated:

MITTELSTANDSBANK COMMITMENTS

	Year ended December 31,		Year-to-Year
	2016	2015	% change
	(EUR in millions)		(in %)
Start-up financing and general investment	10,052	10,324	-3
Innovation	608	806	-25
Environmental investment	10,727	9,301	15

Total commitments (1)	21,388	20,431	5

(1)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute and the BAföG government loan program) in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years. In the case of program-based global loans to the Landesförderinstitute and the BAföG government loan program, commitments represent the actual volume of funds disbursed in the relevant year.

To support the German economy, Mittelstandsbank committed financing in the amount of EUR 21.4 billion in 2016 (2015: EUR 20.4 billion). This increase was mainly attributable to increased commitments in KfW’s environmental investment programs, particularly under the Energieeffizienzprogramm (“Energy Efficiency Program”) and the Erneuerbare Energien Programm (“Renewable Energies Program”). Commitments in 2016 included EUR 3.8 billion extended as program-based global loans to Landesförderinstitute (2015: EUR 4.4 billion).

Mittelstandsbank primarily offers loan programs. Under some loan programs to which the risk-adjusted pricing model applies, Mittelstandsbank offers the on-lending banks a partial exemption from liability. If the on-lending bank applies for an exemption from liability, KfW bears the risk not retained by the bank and the risk margin is shared pro rata between KfW and the bank. This is the case for KfW Unternehmerkredit, which is the most important SME loan program and offers financing for a broad range of investments, such as construction and purchases of machinery, in the start-up financing and general investment area.

Mittelstandsbank also extends mezzanine capital in the form of unsecured subordinated loans, which contain equity-like elements combining characteristics of debt and equity capital. In these financings, the on-lending bank is not liable to Mittelstandsbank for the subordinated loan. The interest rate of these loans takes into account the prevailing rates in the capital markets as well as the borrower’s credit standing and collateral securing the loan. The borrower’s creditworthiness is first assessed by the on-lending bank. However, as KfW assumes the credit risk of the loan, it reserves the right to review and, if necessary, to revise the on-lending bank’s assessment by applying KfW’s own rating standards.

Finally, Mittelstandsbank provides equity financing for innovative SMEs mainly through various equity funds.

Start-up Financing and General Investment Programs

Mittelstandsbank provides start-up financing and financial support for general investments for a wide range of purposes, such as investments in property and buildings, in plants, machinery and equipment, or in acquisitions. In 2016, commitments in this area amounted to EUR 10.1 billion and declined slightly compared to the previous year (2015: EUR 10.3 billion). While commitments in the area of general investment declined from EUR 6.6 billion in 2015 to EUR 6.4 billion in 2016, Mittelstandsbank’s start-up financings remained relatively stable (2016: EUR 3.6 billion, 2015: EUR 3.7 billion).

As the Federal Ministry for Economic Affairs and Energy decided to merge the various coaching and advisory service programs for individual entrepreneurs and SMEs in one institution, KfW handed over its respective programs to the Federal Office for Economic Affairs and Export Control in 2016. KfW co-financed the new program of the Federal Office for Economic Affairs and Export Control with an amount of EUR 8.0 million in 2016.

Innovation Programs

Mittelstandsbank provides financing for innovations by extending funds for research and development activities either by means of loans, mezzanine capital or direct equity investments. Commitments in the field of innovation financing decreased to EUR 0.6 billion in 2016 (2015: EUR 0.8 billion). This decrease was mainly attributable to the low interest rate environment in which the price incentives of KfW’s programs could not be fully deployed. In 2015 KfW started its new venture capital strategy with the implementation of the instrument ERP Venture Capital Fund Investments. By way of this instrument, KfW participates in selected venture capital funds in Germany and elsewhere in Europe in an aggregate amount of up to EUR 400 million over five years, thereby indirectly providing equity for innovative SMEs. Initial investments under the instrument ERP Venture Capital Fund Investments were made in 2015. Since 2015, a total of EUR 112.0 million has been invested, of which EUR 57.0 million was invested in 2016. In 2016, the field of innovation financing was further strengthened by the implementation of coparion, a public venture capital co-investment fund, which KfW has set up in close cooperation with the Federal Ministry for Economic Affairs and Energy as a major shareholder. The fund size is EUR 225.0 million, of which KfW has contributed EUR 45.0 million. Coparion is co-investing with private investors (pari passu) and has replaced the program ERP-Startfonds.

Environmental Investment Programs

Mittelstandsbank finances environmental protection projects, in particular for measures aiming to increase energy efficiency, reduce greenhouse gas emissions and promote the use of sources of renewable energy. In 2016, commitments for environmental investment programs increased significantly to EUR 10.7 billion (2015: EUR 9.3 billion), particularly due to higher commitments under KfW’s Energy Efficiency Program, which increased from EUR 3.8 billion in 2015 to EUR 5.2 billion in 2016. This development was mainly attributable to improvements in the program conditions in the Energy Efficiency Program made in 2015. In 2016, the program was extended by the promotion of plants that prevent the use of waste heat. Commitments under KfW’s Renewable Energies Program increased from 4.5 billion in 2015 to 4.7 billion in 2016. Disbursements under this program, which promotes investments in projects for the use of wind energy, solar energy, biogas/biomass systems and hydropower, among others, are linked to KfW’s green bond issuances (see “Financial Markets—Funding”).

Kommunal- und Privatkundenbank/Kreditinstitute (Municipal and Private Client Bank/Credit Institutions)

KfW’s Kommunal- und Privatkundenbank/Kreditinstitute business sector extends housing-related loans and grants as well as financing for education to private individuals, provides financing for infrastructure projects, primarily for municipalities, grants global funding instruments to the Landesförderinstitute and other financial institutions and offers long-term refinancing of export loans to commercial banks.

The following table shows Kommunal- und Privatkundenbank/Kreditinstitute’s commitments by area for each of the years indicated.

KOMMUNAL- UND PRIVATKUNDENBANK/KREDITINSTITUTE COMMITMENTS

	Year ended December 31,		Year-to-Year
	2016	2015	% change
	(EUR in millions)		(in %)
Housing investment programs	20,825	16,468	26
Education programs	2,319	2,643	-12
Municipal infrastructure programs	4,074	4,954	-18
Global funding facilities to Landesförderinstitute	4,366	4,691	-7
Program for the refinancing of export loans	764	797	-4
Global loans to selected financial institutions	1,350	500	170

Total commitments (1)	33,698	30,054	12

(1)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute) in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years. In the case of program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant year.

In 2016, Kommunal- und Privatkundenbank/Kreditinstitute’s commitments amounted to EUR 33.7 billion (2015: EUR 30.1 billion). The increase compared to 2015 was mainly attributable to an increase in commitments under Kommunal- und Privatkundenbank/Kreditinstitute’s housing investment programs, particularly for energy-efficient construction and refurbishment measures, and global loans to refinance leasing contracts to SMEs.

Housing Investment Programs

Kommunal- und Privatkundenbank/Kreditinstitute’s housing investment programs provide funds for the promotion of home ownership, for energy-efficient construction and refurbishment measures, and for the improvement of the security of and accessibility to or within existing homes. Some of these programs are subsidized through interest rate reductions paid for by federal funds. Commitments in 2016 amounted to EUR 20.8 billion (2015: EUR 16.5 billion), of which EUR 15.5 billion (2015: EUR 10.6 billion) were granted for energy-efficient construction and refurbishment measures and EUR 4.9 billion (2015: EUR 5.4 billion) for home ownership promotion programs.

Education Programs

Kommunal- und Privatkundenbank/Kreditinstitute supports students and employees in higher education and advanced occupational training with direct loans. Some of these programs are covered by a credit guarantee of the Federal Government and the Länder. In 2016, commitments amounted to EUR 2.3 billion (2015: EUR 2.6 billion).

Municipal Infrastructure Programs

Kommunal- und Privatkundenbank/Kreditinstitute provides financing for investments in municipal and social infrastructure, predominantly as direct loans to municipalities (i.e., local and municipal authorities and municipal special-purpose associations). Infrastructure investments by private companies that are majority-owned by municipal authorities and social investments made by non-profit organizations are financed according to KfW’s ordinary on-lending scheme involving commercial banks. Some of these municipal infrastructure programs are subsidized by federal funds. Commitments for these programs decreased to EUR 4.1 billion in 2016 (2015: EUR 5.0 billion). The decline is mainly due to the expiry of the special EUR 1.5 billion loan program for German municipalities to promote the development of refugee accommodation, which was initiated in 2015 and terminated in early 2016. This decrease was partly offset by an increase in commitments under special loan programs for the promotion of municipal energy-efficient construction to EUR 0.5 billion in 2016 (2015: EUR 50 million).

Global Loans and Global Funding Facilities

The following table shows Kommunal- und Privatkundenbank/Kreditinstitute’s commitments designated to global loans and global funding facilities.

	Year ended December 31,		Year-to-Year
	2016	2015	% change
	(EUR in millions)		(in %)
Global funding facilities to Landesförderinstitute	4,366	4,691	-7
Program-based global loans to Landesförderinstitute	1,954	2,229	-12
Non program-based global loans to Landesförderinstitute	20	70	-71
Non program-based global loans to selected financial institutions in Germany and Europe	1,350	500	170

Total commitments (1)	7,690	7,490	3

(1)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute and the BAföG government loan program) in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years. In the case of program-based global loans to the Landesförderinstitute and the BAföG government loan program, commitments represent the actual volume of funds disbursed in the relevant year.

In 2016, Kommunal- und Privatkundenbank/Kreditinstitute granted global funding facilities and program-based global loans to Landesförderinstitute as well as non program-based global loans to selected Landesförderinstitute only in connection with existing agreements. In 2016, global funding facilities to Landesförderinstitute amounted to EUR 4.4 billion (2015: EUR 4.7 billion) and program-based global loans to Landesförderinstitute amounted to EUR 2.0 billion (2015: EUR 2.2 billion). Non program-based global loans to selected Landesförderinstitute were granted in the amount of EUR 20 million in 2016 (2015: EUR 70 million). The decrease in the refinancing of Landesförderinstitute was mainly driven by decreased demand.

Besides its commitments to Landesförderinstitute, Kommunal- und Privatkundenbank/Kreditinstitute grants global loans to selected financial institutions in Germany to refinance leasing contracts to SMEs and to selected financial institutions in Europe to refinance energy efficiency and renewable energy projects or to cooperate in the field of SME financing in Europe. The financial institutions in turn break down the global loans and extend individual loans and leases to SMEs. In 2016, global loans to selected financial institutions in Germany and Europe amounted to EUR 1.4 billion (2015: EUR 0.5 billion), of which EUR 1.2 billion were attributable to the refinancing of leasing contracts (2015: EUR 0.4 billion) and EUR 0.2 billion to the refinancing of European financial institutions (2015: EUR 0.1 billion). The European financial institutions’ need for refinancing is still limited due to prevailing market conditions, whereas the demand for refinancing of leasing contracts in Germany increased significantly in 2016.

Program for the Refinancing of Export Loans

Kommunal- und Privatkundenbank/Kreditinstitute offers commercial banks long-term refinancing of export loans covered by an official export credit guarantee of the Federal Government referred to as “Hermes Cover.” These guarantees are managed by Euler Hermes Aktiengesellschaft and PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (together “HERMES”) on behalf and for account of the Federal Government. For more information on HERMES, see “Business—Export and Project Finance (KfW IPEX-Bank)—Business.” In 2016, KfW made commitments of EUR 0.8 billion (2015: EUR 0.8 billion) under this program.

Export and Project Finance (KfW IPEX-Bank)

Corporate Background

KfW IPEX-Bank conducts export and project finance activities which the European Commission deemed to fall outside the scope of KfW’s promotional activities directly and on its own behalf, while it conducts the promotional export and project finance activities in its own name on behalf of KfW on a trust basis. KfW provides funding for KfW IPEX-Bank at market rates based on the ratings assigned to KfW IPEX-Bank by international rating agencies. As of January 1, 2008, and in accordance with the understanding reached between the European Commission and the Federal Republic, KfW IPEX-

Bank commenced operations as a legally independent entity wholly owned by KfW. For more information, see “General—Relationship with the Federal Republic—Understanding with the European Commission.”

Total assets of KfW IPEX-Bank as of December 31, 2016 amounted to EUR 29.4 billion (December 31, 2015: EUR 28.6 billion). Total outstanding loans and guarantees (including promotional activities) for KfW’s business sector Export and project finance amounted to EUR 56.2 billion as of December 31, 2016 (year-end 2015: EUR 54.9 billion). KfW IPEX-Bank is headquartered in Frankfurt am Main, Germany, and maintains a branch office in London, United Kingdom and representative offices in nine locations outside Germany. As of December 31, 2016, KfW IPEX-Bank employed 669 persons, excluding managing directors but including temporary personnel (December 31, 2015: 653).

In accordance with the understanding with the European Commission, KfW IPEX-Bank has obtained a banking license and is subject to the KWG and the corporate tax regime. KfW IPEX-Bank is approved as an IRBA (internal ratings-based approach) bank under the Basel II rules by the relevant German supervisory authorities – BaFin and the Deutsche Bundesbank. With respect to the SSM, KfW IPEX-Bank currently does not qualify as a significant credit institution and is therefore not supervised directly by the ECB, but rather continues to be supervised by BaFin in cooperation with Deutsche Bundesbank. For additional information on KfW IPEX-Bank and the SSM, see “KfW—General—Supervision and Regulation—Regulation—Supervisory Structure and Enforcement Powers.” For more information on the SSM, see “Federal Republic of Germany—Monetary and Financial System—Financial System—European Financial System—European System of Financial Supervision and European Banking Union.”

Business

KfW IPEX-Bank focuses on supporting the internationalization and the competitiveness of internationally active German and European companies and offers project, export and trade financing. It provides medium and long-term investment and export financing in the form of amortizing loans, guarantees or leasing financing as well as project, object and acquisition financing. KfW IPEX-Bank also offers derivative instruments to allow its clients to hedge interest and currency risk and instruments for short-term trade financing, such as participations in letters of credit.

With the consent of the Federal Government, KfW delegated the mandate of the management of the Commercial Interest Reference Rate (“CIRR”) Ship Financing Program to KfW IPEX-Bank on the basis of its expertise and many years of experience in ship financing. The program supports German shipyards in global competition and aims to strengthen Germany as a shipbuilding location. Under the CIRR Ship Financing Program, buyers of ships may obtain a fixed-rate loan based on the CIRR, which is a minimum interest rate prescribed by the OECD for officially supported financings in order to ensure competitive neutrality. In order to qualify, buyers must order the ships from a German shipyard.For the financing bank, the CIRR Ship Financing Program provides the following incentives: First, the interest rate risk of the loan is borne by the Federal Republic over the entire term of the loan. Second, the program gives the bank access to favorable refinancing from KfW without limiting its own liquidity. Although refinancing through KfW is optional, it is generally used by the bank.

KfW IPEX-Bank’s principal customers are German and European corporations (and their customers) with international operations and larger medium-sized companies in basic and manufacturing industries, as well as in the retail, health, telecommunications, power/renewables, water, shipping, aviation, rail, transport and social infrastructure sectors.

Traditionally, the bulk of loans extended by KfW IPEX-Bank has been used for export and project financing to buyers of German or European exports. In recent years, KfW IPEX-Bank has increasingly extended loans to finance direct investments by German enterprises and other corporate purposes linked to the internationalization of German companies. In addition, KfW IPEX-Bank co-finances large-scale infrastructure projects and means of transport (e.g., airplanes and vessels) in the German and European transport sector. KfW IPEX-Bank also provides, as part of its core business, financing for environment and climate protection projects. Finally, KfW IPEX-Bank’s loans are also used to secure sources of raw materials for the German and European industry.

KfW IPEX-Bank’s loans are generally extended directly to the ultimate borrower, and KfW IPEX-Bank grants a significant portion of these loans at its own risk. KfW IPEX-Bank regularly cooperates with other financial institutions by way of consortia and syndications. In some cases, KfW IPEX-Bank may arrange for commercial banks to assume the risk on portions of loans made by KfW IPEX-Bank through risk-participations, for which KfW IPEX-Bank pays a fee to the bank assuming the risk. KfW IPEX-Bank is eligible to act as on-lending bank under certain of KfW’s promotional programs. In

2016, KfW IPEX-Bank refinanced loan commitments for export and project finance under KfW’s promotional programs in the amount of EUR 273 million (2015: EUR 229 million).

From time to time, KfW IPEX-Bank also enters into framework loan agreements with non-German banks, which enable such banks to extend loans to their customers for the purpose of importing equipment from German or other European exporters. Because the amounts of individual loans are usually small, the related transaction costs are relatively high. The framework agreements help to reduce these transaction costs.

Loans extended by KfW IPEX-Bank are usually secured by collateral and often benefit from a payment guarantee or other security arrangement. Loans extended to finance direct investments may benefit from an investment guarantee against political risk by the Federal Republic if the host country risk is assessed to be substantial.

A portion of export finance loans extended by KfW IPEX-Bank is guaranteed by the Federal Republic through HERMES, the official German export credit insurer. HERMES insurance covers up to 95% – in some instances even up to 100% – of KfW’s Export and project finance business sector’s risk, so that the risk of the portion covered is the equivalent of German government risk. HERMES also provides coverage for related deliveries from other, mainly European, countries provided that they do not exceed a certain portion of the total delivery for which an export finance loan was extended. Furthermore, KfW IPEX-Bank’s financing frequently benefits from a guarantee by a foreign export credit agency or a government instrumentality in the buyer’s country.

For borrowers in other European and OECD countries where the country risk is not considered high, KfW IPEX-Bank has been increasingly extending loans on the basis of ordinary banking collateral (e.g., mortgages on aircraft or ships) without seeking the benefit of HERMES or similar coverage. In addition, even when HERMES coverage is sought, KfW IPEX-Bank often extends loans on which the insured portion is less than 95%. As of December 31, 2016, outstanding loans and guarantees (including promotional activities) outside Germany for KfW’s business sector Export and project finance amounted to EUR 46 billion, of which EUR 11 billion, or 24%, were export finance loans which are fully or partly guaranteed by HERMES.

Commitments

In 2016, total commitments of the Export and project finance business sector decreased to EUR 16.1 billion including commitments under the CIRR scheme for ship financing, which is supported by the federal budget (2015: EUR 20.2 billion). The following table shows commitments in KfW’s business sector Export and project finance in 2016 and 2015.

	Year ended December 31,				Year-to-Year
	2016		2015		% change
	(EUR in millions)	(in % of total)	(EUR in millions)	(in % of total)	(in %)
Commercial business	8,588	53	11,458	57	-25
Promotional business (conducted on behalf of KfW)	7,484	47	8,756	43	-15

Total commitments (1)	16,072	100	20,214	100	-20

(1)	Commitments represent the volume of funds committed for loans and other business transactions in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years.

After an exceptional year 2015, new commitments stabilized in 2016 and returned to a more normal level. Among other factors, the exceptional 2015 volumes benefitted from a number of large individual transactions for cruise liners and offshore industry investments which together were the main drivers for the exceptional level of commitments in 2015.

Commitments by Sector. The following table shows KfW IPEX-Bank’s commitments by sectors in 2016 and 2015:

	Year ended December 31,		Year-to-Year
	2016	2015	% change
	(EUR in millions)		(in %)
Power, renewables and water	3,081	3,233	-5
Maritime industries	2,358	3,621	-35
Financial institutions, trade and commodity finance	2,065	2,095	-1
Industries and services	1,986	2,655	-25
Aviation and rail	1,790	2,786	-36
Basic industries	1,646	1,708	-4
Transport and social infrastructure	1,444	1,290	12
Equity portfolio (1)	0	600	-100
CIRR for ship finance	1,701	2,226	-24

Total commitments	16,072	20,214	-20

(1)	Starting in 2012, commitments with respect to leveraged finance have generally been reported directly under the sector in which the transaction occurs. In 2015, the sector “Leveraged finance, mezzanine, equity” was renamed “Equity portfolio”. The commitment of EUR 600 million at year-end 2015 reflects KfW IPEX-Bank’s equity share in one of the major European energy projects, the NordLink interconnector.

In 2016, commitments of EUR 1.7 billion were provided under the CIRR scheme for ship financing (2015: EUR 2.2 billion) as there was less demand from potential borrowers compared to the prior year. The highest commitments were achieved in the power, renewables and water sector with EUR 3.1 billion (2015: EUR 3.2 billion) including financing for large onshore and offshore wind farms as well as for highly productive combined cycle power plants, followed by the maritime industries sector with commitments of EUR 2.4 billion (2015: EUR 3.6 billion) and the financial institutions, trade and commodity finance sector with stable commitments of EUR 2.1 billion (2015: EUR 2.1 billion).

Commitments by Geographic Area. KfW IPEX-Bank’s commitments are reported for the following three regions in 2016: Germany; Europe (excluding Germany, but including Russia and Turkey); and the rest of the world. In 2016, KfW IPEX-Bank’s commitments for project and export financing (excluding CIRR for ship financing) within Germany decreased to EUR 3.4 billion (2015: EUR 4.8 billion). In 2016, commitments in Europe (excluding Germany, but including Russia and Turkey) amounted to EUR 5.5 billion (2015: EUR 6.7 billion). KfW IPEX-Bank’s commitments in the rest of the world amounted to EUR 5.5 billion in 2016 (2015: EUR 6.5 billion). CIRR commitments for ship financing (2016: EUR 1.7 billion; 2015: EUR 2.2 billion) are transregional.

Commitments by Product. The following table shows KfW IPEX-Bank’s commitments by product in 2016 and 2015:

	Year ended December 31,		Year-to-Year
	2016	2015	% change
	(EUR in millions)		(in %)
Corporate transactions (for German or European export companies)	10,420	12,813	-19
Thereof
Loans (term loans and bullet)	6,892	8,725	-21
Trade finance	1,466	1,648	-11
Revolving credit facilities for cash drawings	1,514	1,368	11
Guarantees	547	843	-35
Lease finance	0	229	-100
Debt instruments	0	0	0
Project finance (1)	3,199	3,175	1
Asset finance (1)	603	1,013	-40
Acquisition finance (1)	149	386	-62
Equity investments	0	600	-100
CIRR for ship finance	1,701	2,226	-24

Total commitments	16,072	20,214	-20

(1)	The product categories project finance, asset finance and acquisition finance may also include loans, guarantees, lease finance or revolving credit facilities that are not attributed to any sub-category under the corporate transactions product category.

Funding

The funds for KfW IPEX-Bank’s commitments are mainly provided by KfW through borrowings in the capital markets. KfW provides funding to KfW IPEX-Bank’s international project and export finance business at market rates based on the ratings assigned to KfW IPEX-Bank by international rating agencies. For those areas of export finance which the European Commission has deemed to fall within the scope of the promotional activities of KfW, funds from the ERP Special Fund may also be used for subsidizing interest rates. In 2016, EUR 365 million of loan disbursements were supported by the ERP Special Fund (2015: EUR 366 million).

The terms of export and project finance loans funded in the capital markets are based on the cost of funds to KfW, plus a margin intended to cover the administrative cost of the loan, the credit risk and a return on capital. Because the Federal Republic is a member of the OECD, loans financed with funds from the ERP Special Fund or under the CIRR scheme for the shipping industry must comply with OECD regulations, which provide for minimum interest rates and maximum credit periods. Margins on these loans are also generally intended to cover all the risks of such loans as well as administrative costs and a return on capital. In addition, KfW IPEX-Bank charges customary banking fees for reserving and providing financing and for processing. Loans denominated in currencies other than euros are hedged through matched funding or other mechanisms.

Promotion of Developing Countries and Emerging Economies

In the Promotion of developing countries and emerging economies business sector, KfW, on behalf of the Federal Republic, provides financial assistance to developing countries and emerging economies, either through KfW Entwicklungsbank (KfW Development Bank), which promotes mainly public sector development cooperation activities, or through DEG, which promotes private sector investments in developing countries.

The following table sets forth KfW’s commitments for the Promotion of developing countries and emerging economies business sector in 2016 and 2015:

PROMOTION OF DEVELOPING COUNTRIES AND EMERGING ECONOMIES COMMITMENTS

	Year ended December 31,		Year-to-Year
	2016	2015	% change
	(EUR in millions)		(in %)
KfW Entwicklungsbank	7,290	6,662	9
DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	1,553	1,064	46

Total commitments	8,844	7,726	14

KfW Entwicklungsbank (KfW Development Bank)

Under the brand name KfW Entwicklungsbank, KfW acts as the Federal Republic’s international development bank, extending loans and disbursing grants mainly to foreign public sector borrowers and recipients. In 2016, approximately 27% of these loans and grants were refinanced from federal budget funds provided to KfW. All of KfW’s international development activities are made according to instructions from the Federal Government or in the case of mandates, i.e., grants funded by governmental or supranational entities and distributed using KfW’s expertise and channels (“Mandates”), from the respective donor. Mandates and all funds from the Federal Government involved in loan commitments and grants do not, by their nature, appear on KfW’s consolidated statement of financial position.

KfW extends financial cooperation (Finanzielle Zusammenarbeit – “FZ”) loans in three ways:

•	Traditional Financial Cooperation Loans (FZ-Standardkredite) that are extended for the account of the Federal Republic;

•

Financial Cooperation Development Loans (FZ-Entwicklungskredite), in which KfW offers its own funds as an additional source of financing. For these loans, federal budget funds at low interest rates or grant funds are combined with funds from KfW that are refinanced in the capital markets. As of December 31, 2016, approximately 82% of outstanding commitments refinanced with KfW funds were guaranteed either by a special guarantee facility of the Federal Republic or by export credit agencies. Interest rates and related terms of Financial Cooperation Development Loans are significantly more favorable to the borrower than market terms and, therefore, meet the requirements for recognition as official development assistance (“ODA”); and

•

Financial Cooperation Promotional Loans (FZ-Förderkredite), which are funded solely through funds raised by KfW in the capital markets. Since 2012, FZ-Förderkredite have been eligible for guarantees by a special guarantee facility of the Federal Republic. They may also meet the requirements for recognition as ODA as they offer more favorable terms to the borrower than market terms. As of December 31, 2016, approximately 68% of outstanding Financial Cooperation Promotional Loans were guaranteed by a special guarantee facility of the Federal Republic.

Generally, interested foreign governments submit applications for financial cooperation to the Federal Government, which then asks KfW to appraise the proposed projects. In the case of Financial Cooperation Promotional Loans, project sponsors may submit their proposals directly to KfW. KfW maintains a staff of economists, engineers and other specialists to assist in the appraisal and development of projects. KfW receives fees from the Federal Republic for loans and grants extended for the account of the Federal Government and Financial Cooperation Development Loans, calculated as a percentage of outstanding loans and grants, as far as they are financed out of the federal budget. Based on KfW’s appraisal and its recommendation, the Federal Republic decides whether it funds a particular project. Upon a favorable decision and upon determination of the terms and conditions of financing, KfW enters into a loan or grant agreement with the recipient country or, if applicable, the individual agency responsible for the project, in which case the obligations under that agreement would then usually be fully guaranteed by the respective recipient country.

Financial cooperation loans and grants are disbursed according to the progress of the relevant project, and KfW monitors the utilization of funds in order to verify compliance with the provisions of the loan or grant agreement.

The following table shows KfW Entwicklungsbank’s commitments in 2016 and 2015:

KFW ENTWICKLUNGSBANK COMMITMENTS

	Year ended December 31,		Year-to-Year
	2016	2015	% change
	(EUR in millions)		(in %)
Loan commitments (1)	5,234	4,631	13
of which federal funds	122	347	-65
of which KfW’s funds refinanced in the capital markets	5,112	4,284	19
Grant commitments	1,817	1,821	0
Mandates	239	211	13

Total commitments	7,290	6,662	9

(1)	Includes also equity investments (2016: EUR 55 million, 2015: EUR 65 million)

Total commitments of KfW Entwicklungsbank increased by 9% to EUR 7,290 million in 2016 (2015: EUR 6,662 million) due to increased loan commitments especially for multi-sectoral projects and emergency assistance. The relative share of loan commitments that were refinanced in the capital markets increased to 97% in 2016 (2015: 94%).

In 2016, Asia accounted for 38% of KfW Entwicklungsbank’s commitments (2015: 30%); Sub-Saharan Africa accounted for 18% (2015:24%); Middle East/North Africa accounted for 13% (2015: 14%); Europe/Caucasus accounted for 12% (2015: 14%); Latin America accounted for 16% (2015: 14%); and trans-regional commitments accounted for 3% (2015: 4%).

The following table shows KfW Entwicklungsbank’s commitments by sector in 2016:

	Year ended December 31,				Year-to-Year
	2016		2015		% change
	(EUR in millions)	(in % of total)	(EUR in millions)	(in % of total)	(in %)
Economic infrastructure	2,516	35	2,414	36	4
Social infrastructure	1,769	24	1,624	24	9
Financial sector	692	9	1,118	17	-38
Production sector	209	3	349	5	-40
Others (1)	2,104	29	1,156	17	82

Total commitments	7,290	100	6,662	100	9

(1)	Consists of commitments made for multi-sector projects and emergency assistance in crisis situations.

DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH

DEG, a German limited liability corporation, is a legally independent entity founded in 1962. DEG is based in Cologne, Germany. In 2001, KfW acquired DEG from the Federal Republic. Since then, DEG has been fully consolidated in KfW’s consolidated financial statements. As of December 31, 2016, DEG maintained 13 representative offices in developing countries or emerging economies. In 2016, DEG employed an average of 515 persons (2015: 521). At year-end 2016, DEG’s total assets amounted to EUR 5.8 billion (2015: EUR 5.8 billion).

DEG’s activities extend to various countries in Africa, Asia, Latin America, and Central and Eastern Europe. DEG aims to establish and expand private enterprise structures in these countries as a contribution to sustainable growth and lasting improvement in the living conditions of the local population. To this end, DEG provides long-term financing for private enterprises investing in developing countries. In addition, DEG offers customized consultancy services on a project-by-project basis.

DEG pursues four key economic aims in its private sector development policy:

•	promoting direct investment, including through DEG’s own risk capital activity;

•	providing long-term debt financing to investment projects;

•	providing financing to companies in International Development Association (“IDA”) countries and (post-)conflict countries; and

•	strengthening local capital markets through financial sector development.

DEG conducts its activities in accordance with the principles of subsidiarity, thus in cooperation with commercial banks rather than in competition with them. It does not provide subsidized financing, but instead offers financing solely on commercial terms and conditions. DEG also seeks to mobilize other partners in order to raise additional capital for investments in its projects.

As an instrumentality serving public policy objectives of the Federal Government, DEG has been granted a favorable tax status under which only part of DEG’s activities are subject to corporate income tax. DEG does not distribute profits but instead re-channels them into new investments.

DEG’s obligations do not benefit from the Guarantee of the Federal Republic or from Anstaltslast, and while DEG’s indebtedness is reflected in KfW’s consolidated statement of financial position, its debt represents obligations of DEG and not of KfW. KfW and DEG have a refinancing agreement in place, pursuant to which KfW acts as sole issuer in the capital markets and provides DEG with mid- and long-term capital market funds according to DEG’s capital needs. In addition, internal agreements have been reached concerning the respective fields of business activities, the mutual use of offices abroad, joint public relations activities and joint information technology management.

The following table shows DEG’s commitments in 2016 and 2015:

DEG COMMITMENTS

	Year ended December 31,		Year-to-Year
	2016	2015	% change
	(EUR in millions)		(in %)
Loans	1.083	685	58
Equity participations	438	257	70
Mezzanine financing	32	122	-74
Guarantees	0	0	n/a

Total commitments	1,553	1,064	46

Financial Markets

KfW’s Financial markets business sector comprises the group’s treasury activities, including its funding activities and its financial asset management. Furthermore, this business sector manages KfW’s asset-backed securities (“ABS”) and asset-backed commercial paper (“ABCP”) portfolio as well as KfW’s green bond portfolio, which are all part of KfW’s promotional activities, as well as other capital markets-related activities currently consisting of privatization initiatives relating to Deutsche Telekom AG (“Deutsche Telekom”) and Deutsche Post AG (“Deutsche Post”).

Funding

KfW’s principal sources of funds are the international financial markets and public funds, with the majority of lending in its business sectors being financed from funds raised by KfW in the international financial markets. The group’s consolidated balance sheet total assets at year-end 2016 were EUR 507.0 billion. EUR 454.2 billion, or 90% of this amount, was financed through borrowings (i.e., from financial market funds or public funds). In addition, at year-end 2016, KfW had EUR 16.7 billion in liabilities held in trust (i.e., for which the Federal Government provides the funding and assumes all risks), which do not appear on KfW’s consolidated statement of financial position. In line with the focus on mid-term and long-term loans within its loan portfolio resulting from its promotional business, approximately 70% of KfW Group’s total borrowings outstanding at the end of 2016 had remaining maturities of one year or more.

Financial-Market Funds. KfW raises short-term and long-term funds in the international financial markets through the issuance of bonds and notes (including commercial paper) and by incurring loans against debt certificates (Schuldscheindarlehen or “promissory note loans”). Long-term funding with initial maturities of more than one year (referred to as “capital-market funding” below) represents the most important source of funding. Short-term borrowings with initial maturities of less than one year in the form of commercial paper (referred to as “money-market funding” below) are primarily used for purposes of KfW’s liquidity management. The percentage of capital-market funding outstanding out of total financial-market funds outstanding was 89% at the end of 2016.

All amounts stated in connection with KfW’s capital-market and money-market funding transactions or funding volume are, unless stated otherwise, based on net proceeds to KfW, which are calculated as principal amount less discount and underwriting commissions, if any.

Capital-Market Funding. KfW’s capital-market funding policy pursues a dual objective: to achieve the most favorable terms possible for funds raised in the capital markets; and to minimize, to the extent practicable, the effects of changes in interest rates and foreign exchange rates mainly through interest rate and currency risk hedging instruments and, to a more limited extent, by matching funding liabilities with loan assets. In order to achieve favorable terms for funds raised, KfW maintains an active presence in all major capital markets and utilizes a broad range of funding instruments in various currencies, covering a wide range of maturities.

KfW’s capital-market funding is based on three pillars: its “benchmark” bond programs (in euro and U.S. dollar); publicly-placed bonds outside the benchmark programs; and “private placements,” which is a term KfW uses in the commercial sense to refer to sales to a specific investor or a limited number of investors.

In 2016, benchmark bonds accounted for a funding volume of EUR 49.8 billion, or 68%, of KfW’s total capital-market funding. Publicly-placed bonds outside the benchmark programs and private placements accounted for EUR 18.8 billion, or 26%, and EUR 4.3 billion, or 6%, respectively. Total capital-market funding in 2016 amounted to EUR 72.8 billion (2015: EUR 62.6 billion). KfW expects its volume of long-term funding to be raised in the capital markets in 2017 to be approximately EUR 75 billion.

In 2016, KfW sold four new bond issues and one re-opening of a 2016 bond issue, one re-opening of a 2015 bond issue and one re-opening of a 2014 bond issue (seven transactions in total in 2016) in an aggregate principal amount of EUR 19.0 billion under its euro benchmark program and seven bond issues in an aggregate principal amount of USD 34.0 billion under its U.S. dollar benchmark program. In addition to the benchmark issues, two additional series of global notes denominated in U.S. dollar were issued by KfW in 2016.

KFW’S BENCHMARK BOND ISSUES IN 2016

	Aggregate principal amount in billions	Maturity at issuance (in years)	Interest rate in % per annum
U.S. $-Benchmark I/2016	USD 5.0	3	1.500
U.S. $-Benchmark II/2016	USD 4.0	5	1.625
U.S. $-Benchmark III/2016	USD 6.0	2	0.875
U.S. $-Benchmark IV/2016	USD 5.0	5	1.500
U.S. $-Benchmark V/2016	USD 5.0	3	1.000
U.S. $-Benchmark VI/2016	USD 4.0	2	1.000
U.S. $-Benchmark VII/2016	USD 5.0	3	1.250
Euro-Benchmark I/2016	EUR 3.0	7	0.375
Euro-Benchmark II/2016 (incl. re-opening)	EUR 5.0	10	0.375
Euro-Benchmark III/2016	EUR 5.0	5	0.000
Euro-Benchmark IV/2016	EUR 4.0	7	0.000
Euro-Benchmark I/2015 (re-opening)	EUR 1.0	9	0.625
Euro-Benchmark III/2014 (re-opening)	EUR 1.0	8	1.500

In 2016, KfW’s total new capital-market funding was raised in 15 different currencies and 206 separate capital market transactions. KfW’s core currencies are the euro and the U.S. dollar, which together accounted for 83% of KfW’s total new capital-market funding in 2016 (2015: 82%). The percentage of new funds raised in U.S. dollars increased from 45% in 2015 to 47% in 2016, making it the most significant funding currency, whereas the percentage of new funds raised in euros decreased from 37% to 36% over the same period. The percentage of new funds raised in pounds sterling increased from 7% to 9%, making it KfW’s third most significant funding currency in 2016. The percentage of Australian dollar funding decreased to 3% (2015: 4%) and Japanese yen remained stable at 2% (2015: 2%).

KFW’S TOTAL NEW CAPITAL-MARKET FUNDING VOLUME 2016 BY CURRENCIES

	EUR in billions	In % of total
U.S. dollar (USD)	34.3	47
Euro (EUR)	26.1	36
Pound sterling (GBP)	6.5	9
Australian dollar (AUD)	2.2	3
Japanese yen (JPY)	1.4	2
Other currencies (e.g., CAD, NZD and CNY)	2.4	3

Total	72.8	100

As part of its funding program, KfW links the proceeds of certain of its bonds, referred to by KfW as “green bonds,” to its environmental investment program, Erneuerbare Energien – Standard (Renewable Energies – Standard). Through its green bond issuances, KfW aims to broaden its investor base by addressing socially responsible investors and to enhance capital markets’ infrastructure to finance environmental projects. While net proceeds from the sale of its green bonds are used by KfW in its general business, upon closing of the transactions KfW simultaneously allocates an amount equal to the net proceeds of the green bonds (which proceeds may be converted into euros) to an internal account used to track the allocation of funds from its green bond issuances. Amounts matching requests for disbursements under KfW’s Renewable Energies – Standard program will be deducted from the balance of this internal account on an ongoing basis, starting with the beginning of the calendar year and continuing until the balance has been completely reduced. The Renewable Energies – Standard program aims to promote the development of electricity from renewable resources. Measures financed through this program may include but are not limited to the following: photovoltaic equipment; onshore wind power plants and repowering measures; hydro-electric power stations; and equipment for the generation and use of biogas. The common objective of all projects financed under this program is the reduction of greenhouse gas emissions. Equipment for the use of fossil fuels or nuclear power is not financed under the program. KfW provides investors with information regarding the use of proceeds in terms of disbursements under the Renewable Energies – Standard program on a regular basis on its website. Unless otherwise indicated, information available on or accessible through KfW’s website is not incorporated herein by reference.

KFW’S GREEN BOND ISSUES 2016

	Aggregate principal amount in billions	Maturity at issuance (in years)	Interest rate in % per annum
KfW EUR Green Bond	EUR 1.00	8	0.050
KfW GBP Green Bond (re-opening)	GBP 0.25	4	1.625
KfW SEK Green Bond	SEK 1.00	5	0.500
KfW USD Green Bond (1)	USD 1.50	5	2.000

(1)	Issued as global notes.

The most important sources of capital-market funding for KfW are bond and note issues followed by promissory note loans. At year-end 2016, the amount of outstanding bonds and notes issued by KfW totaled EUR 375.5 billion, representing a EUR 0.2 billion increase from EUR 375.3 billion outstanding at year-end 2015.

Of outstanding borrowings, promissory note loans continue to be KfW’s second most important capital-market funding instrument, with EUR 7.5 billion outstanding at year-end 2016. Of this amount, EUR 2.2 billion was included on KfW’s consolidated statement of financial position in liabilities to banks and EUR 5.3 billion in liabilities to customers. Promissory note loans are a special instrument of the German capital market, under which the lending entity (generally a bank, insurance company or public pension fund) receives a certificate evidencing its loan to the borrower and the terms of such loan. Maturities on promissory note loans range from one to 30 years, thereby providing a high degree of flexibility to both the borrower and the lender. Transferable only by way of assignment, promissory note loans have only limited liquidity in the interbank secondary market.

The following table sets forth summary information concerning KfW’s outstanding bonds and notes as well as promissory note loans with an initial maturity of more than one year and issued in the capital markets.

INFORMATION ON ISSUES OF FUNDED DEBT OF KFW GROUP

(AS OF DECEMBER 31, 2016)

Currency	Number of transactions	Interest type	Average interest rate in % per annum (1) (2)	Years of issue	Maturities	Average years to maturity (2)	Aggregate principal amount outstanding in applicable currency	Aggregate principal amount outstanding in EUR (3)
AUD	24	FIXED	4.74	2007-2016	2017-2026	3.22	28,610,310,000.00	19,601,473,006.30
AUD	1	FLOATING	2.08	2014	2019	2.12	200,000,000.00	137,023,842.15
BRL	14	FIXED	10.31	2006-2016	2017-2021	1.53	1,965,650,000.00	572,992,275.18
CAD	9	FIXED	2.86	2005-2015	2017-2037	4.27	5,552,200,000.00	3,913,307,020.00
CHF	7	FIXED	2.71	2005-2010	2017-2037	6.00	2,780,000,000.00	2,588,695,409.24
CNY	7	FIXED	3.70	2015-2016	2017-2019	1.05	4,680,000,000.00	639,326,794.36
DEM	1	FIXED	7.00	1993	2023	6.25	105,985,000.00	54,189,270.03
EUR	283	FIXED	1.79	1996-2016	2017-2046	4.32	164,589,032,090.60	164,589,032,090.60
EUR	59	FLOATING	0.53	1999-2013	2017-2052	3.80	6,141,776,704.91	6,141,776,704.91
GBP	18	FIXED	2.95	2000-2016	2017-2037	5.37	18,701,703,000.00	21,843,190,684.18

Currency	Number of transactions	Interest type	Average interest rate in % per annum (1) (2)	Years of issue	Maturities	Average years to maturity (2)	Aggregate principal amount outstanding in applicable currency	Aggregate principal amount outstanding in EUR (3)
GBP	2	FLOATING	0.40	1999-2013	2017-2019	0.71	363,600,000.00	424,677,053.89
HKD	3	FIXED	1.16	2004-2016	2017-2019	2.72	4,020,000,000.00	491,737,104.13
INR	1	FLOAT	0.06	2015	2017	0.11	2,000,000,000.00	27,935,496.94
ISK	1	FIXED	8.10	2007	2017	0.39	500,000,000.00	2,625,209.36
JPY	26	FIXED	2.39	1996-2016	2017-2038	10.58	199,365,000,000.00	1,615,599,675.81
JPY	313	FLOATING	2.17	1999-2016	2017-2046	15.76	227,565,000,000.00	1,844,124,797.08
MXN	1	FIXED	6.00	2016	2019	2.89	1,000,000,000.00	45,930,763.97
MYR	1	FIXED	3.98	2007	2017	0.07	250,000,000.00	52,868,653.12
NOK	19	FIXED	3.73	2002-2016	2017-2036	4.86	19,150,000,000.00	2,107,568,537.24
NOK	2	FLOATING	2.34	2016	2019	2.52	4,250,000,000.00	467,737,142.73
NZD	6	FIXED	3.87	2012-2016	2017-2021	2.36	2,825,000,000.00	1,863,702,335.40
PEN	1	FIXED	1.60	2010	2017	0.19	75,000,000.00	21,173,879.90
PLN	1	FIXED	4.50	2006	2025	8.11	77,648,470.00	17,606,165.11
RUB	1	FIXED	6.81	2012	2017	0.73	1,500,000,000.00	23,328,149.30
SEK	10	FIXED	3.23	2006-2016	2017-2031	4.17	23,950,000,000.00	2,507,197,068.83
SEK	3	FLOATING	0.00	2010-2013	2017-2020	1.99	3,400,000,000.00	355,927,767.60
SGD	1	FIXED	1.59	2016	2018	1.45	500,000,000.00	328,213,207.30
TRY	13	FIXED	9.55	2007-2016	2017-2021	1.55	2,855,650,000.00	770,298,338.38
USD	92	FIXED	2.14	2002-2016	2017-2046	3.69	143,515,047,982.62	136,149,367,216.22
USD	13	FLOATING	1.28	2007-2016	2017-2023	1.48	2,375,146,664.71	2,253,246,053.21
ZAR	5	FIXED	7.26	2012-2016	2017-2020	1.34	5,700,000,000.00	394,272,670.68

Total	938					4.12		371,846,144,383.15

(1)	Interest rate of floating rate note means the applicable interest rate as of December 31, 2016. For floating rate notes with interest rates that are fixed in arrears, the latest fixed interest rate was used. Zero coupon bonds are included in the calculation with their average effective interest rates.

(2)	Averages have been calculated on a capital-weighted basis taking into account the aggregate principal amount outstanding in euro.

(3)	Conversion into euro at the spot rate using the European Central Bank reference rates on December 31, 2016.

Money-Market Funding. KfW issues commercial paper under two commercial paper programs: the EUR 60 billion multicurrency commercial paper program, which was increased from EUR 50 billion in 2016, and the USD 10 billion commercial paper program. The multicurrency commercial paper program represents the most important source of short-term liquidity for KfW. As of December 31, 2016, KfW Group’s commercial paper outstanding totaled EUR 47.1 billion (year-end 2015: EUR 39.9 billion).

Public Funds. The proportion of public funds in the group’s borrowings was 1% at the end of 2016. The most important source of public funds for KfW is the budget of the Federal Republic. Total long-term and short-term borrowings from funds provided by the federal budget (excluding loans on a trust basis) amounted to EUR 3.2 billion as of December 31, 2016 (December 31, 2015: EUR 3.0 billion). The group’s long-term and short-term borrowings from the ERP Special Fund amounted to EUR 480 million as of December 31, 2016 (December 31, 2015: EUR 568 million). Public funds are made available to the group for use in special categories of KfW’s domestic activities and certain export and project finance transactions with developing countries.

Public funds are particularly important in the area of financial cooperation, where KfW Entwicklungsbank extends loans and disburses grants to foreign public sector borrowers and recipients in developing countries and emerging economies. Federal budget funds constituted approximately 27% of the sources of funding for KfW Entwicklungsbank’s commitments in 2016. Funds from the Federal Government involved in loan commitments and grants of KfW Entwicklungsbank do not, by their nature, appear on KfW’s consolidated statement of financial position. For more information see “Promotion of Developing Countries and Emerging Economies—KfW Entwicklungsbank (KfW Development Bank).”

Derivatives

KfW generally enters into derivatives transactions for hedging purposes in connection with its financing and funding activities. Accordingly, the substantial majority of its derivatives are interest- or currency-related derivatives. KfW Group does not enter into derivatives for trading purposes and does not facilitate the purchase of derivatives on behalf of any entities outside the group through brokerage or similar agency activities.

The following tables provide detailed information on the group’s derivatives exposures:

KFW GROUP’S DERIVATIVES EXPOSURE

	Notional value		Fair value		Fair value
	As of December 31,		As of December 31, 2016		As of December 31, 2015
	2016	2015	Positive	Negative	Positive	Negative
	(EUR in millions)		(EUR in millions)		(EUR in millions)
Interest-related derivatives	412,338	478,774	13,692	17,277	18,162	20,143
Currency-related derivatives (1)	224,014	235,581	20,993	4,161	25,345	4,359
Credit derivatives as protection buyer	10	10	1	—	—	—
Miscellaneous	—	0	0	0	1	0

Total derivatives (2) (3)	636,363	714,365	34,685	21,438	43,507	24,502
Embedded derivatives accounted for separately	—	—	123	20	148	17

Total balance sheet items “derivatives subject to hedge accounting” and “other derivatives”	636,363	714,365	34,808	21,458	43,655	24,519

(1)	Includes cross-currency swaps.

(2)	Includes derivative financial instruments which are offered by KfW’s wholly-owned subsidiary KfW IPEX-Bank to its customers as hedging instruments in connection with, and related to, financing in the context of its export and project financing activities. In order to hedge the risk arising from these derivative transactions, KfW IPEX-Bank enters into hedging transactions with KfW. In the context of centralizing and aggregating market-facing hedging activities within the group at the parent level, KfW, in turn, hedges itself with corresponding offsetting transactions in the market to the extent necessary. These risk-mitigating hedging transactions entered into by KfW are also disclosed.

(3)	Includes derivative contracts in closed risk positions entered into pursuant to special mandates by the Federal Government in accordance with article 2 paragraph 4 of the KfW Law.

	As of December 31,
	2016	2015
	(EUR in millions)
Total positive fair value before netting	34,685	43,507
Total positive fair value after netting (1)	16,638	22,552
Collateral received	15,481	20,468
of which cash collateral	15,481	20,468

Total positive fair value after netting and collaterals	1,157	2,084

(1)	Presents the effects of netting agreements that do not fulfill the offsetting criteria under IFRS. Due to the strict criteria for offsetting financial instruments under IAS 32, KfW Group’s consolidated statement of financial position does not reflect any netting effects with respect to its derivatives.

KfW Group’s derivatives activities are reflected in its consolidated statement of financial position in the line items “derivatives used for hedge accounting” and “other derivatives.” For additional information on KfW Group’s derivatives exposure, see notes 10, 11, 12, 46, 47, 58, 59 and 74 to the financial statements included in Exhibit (e) to this annual report. For more information on interest and currency risks related to derivatives as well as counterparty default risks, see “Group management report—Risk report—Types of risk—Market price risk” and “—Counterparty default risk,” respectively, included in Exhibit (e) to this annual report.

Asset Management

As of December 31, 2016, KfW Group held financial assets in an amount of EUR 32.7 billion (year-end 2015: EUR 31.6 billion). See “Group management report—Economic report—Development of net assets” included in Exhibit (e) to this annual report for more information concerning financial assets. EUR 25.0 billion, or 76%, of all financial assets were held in the form of fixed income securities for liquidity purposes. The remaining financial assets were securities held as surrogate for loans or as equity investments in the context of KfW Group’s promotional business (e.g., KfW’s ABS and ABCP portfolio or DEG’s direct investments). Finally, equity participations held, directly or indirectly, by KfW made up only a very limited amount of the group’s financial assets.

Liquidity Portfolio. KfW pursues a conservative liquidity management strategy. For this purpose, KfW holds financial assets in its liquidity portfolio. The bulk of securities held in this portfolio are denominated in euro, with the remainder denominated in U.S. dollar. For its liquidity portfolio, which KfW holds as liquidity reserve, KfW purchases medium-term securities issued by banks, primarily covered bonds (Pfandbriefe), bonds of public sector issuers and supranational institutions or agencies as well as ABS. The bulk of euro-denominated bonds included in KfW’s liquidity portfolio is eligible as collateral with the European Central Bank and enables KfW to enter into repurchase agreements in refinancing operations within the European System of Central Banks via the Deutsche Bundesbank. At the end of 2016, KfW held securities in the aggregate amount of EUR 25.0. billion in its liquidity portfolio (year-end 2015: EUR 24.4 billion). For financial reporting purposes, securities denominated in U.S. dollar were converted into euro at the currency exchange rate as of December 31, 2016. In addition to these securities, as of December 31, 2016, KfW held money-market assets (overnight and term loans as well as reverse repurchase transactions) for liquidity management purposes in the amount of EUR 31.2 billion (year-end 2015: EUR 37.2 billion).

ABS and ABCP Portfolio. In 2016, KfW provided EUR 975 million (2015: EUR 838 million) as part of its promotional activities for financing SMEs by investing in senior tranches of securitized assets (e.g., SME lease and loan portfolios) as well as ABCP in order to enable SMEs to benefit from sustainable and stable refinancing. As of December 31, 2016, the overall ABS and ABCP portfolio volume amounted to EUR 2.4 billion (year-end 2015: EUR 2.0 billion).

Green Bond Portfolio. Under its green bond portfolio, KfW invests in green bonds of public sector issuers, supranational institutions and agencies, banks and corporations as well as in covered bonds and ABS. The measures financed by funds invested in KfW’s green bond portfolio include projects in the fields of renewable energy, resource efficiency, environmental friendly transport and water and wastewater management. In 2016, KfW provided EUR 299 million (2015: EUR 281 million) as part of its promotional activities for financing climate and environmental protection measures. The portfolio was launched in 2015 and the targeted volume for the portfolio in the coming years is EUR 1.0 billion. At the end of 2016, the volume of KfW’s green bond portfolio amounted to EUR 580 million.

Privatization Initiatives

KfW has been mandated by the Federal Government to take measures with respect to the privatization of Deutsche Telekom and Deutsche Post. Pursuant to a special mandate by the Federal Government and in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft), KfW has acquired and sold shares of both Deutsche Telekom and Deutsche Post in various transactions since 1997. In furtherance of the privatization initiatives of the Federal Government, KfW sold those shares through German and international public offerings, private placements, block trades, exchangeable bonds and other transactions. Pursuant to an arms-length agreement with the Federal Government, KfW is protected against the market risk of these transactions. The agreement provides that KfW will receive a percentage of any market value increase in the shares acquired and sold, plus a fee for its services.

In the case of Deutsche Telekom, on May 25, 2016, the shareholders’ meeting resolved to pay out a dividend of EUR 0.55 per share for 2015. As was also the case in recent years, shareholders were given the choice to receive dividends in cash or in shares. KfW received new shares from the scrip dividend and increased its total ownership interest in Deutsche Telekom to approximately 819 million ordinary registered shares compared to its total ownership interest of 803.9 million ordinary registered shares as of December 31, 2015. After distribution of the scrip dividend, KfW’s stake in Deutsche Telekom amounted to approximately 17.5% as of June 28, 2016, which also represents the stake at year-end 2016 (December 31, 2015: 17.5%). To KfW’s knowledge, the stake of the Federal Republic of Germany amounted to approximately 14.5% as of December 31, 2016.

At year-end 2016, KfW’s total shareholding in Deutsche Post declined slightly from approximately 20.9.% at year-end 2015 to approximately 20.5% due to a conditional capital increase by Deutsche Post. To KfW’s knowledge, the Federal Republic does not hold any shares directly in Deutsche Post.

Given the agreement with the Federal Government described above, KfW’s holdings in shares of Deutsche Post and Deutsche Telekom are not included in financial assets, but are presented on KfW’s consolidated statement of financial position as loans and advances to customers.

The Federal Government may sell further stakes in Deutsche Telekom to KfW in the future. KfW expects its holdings in Deutsche Telekom and Deutsche Post shares to be reduced in the medium term.

Loan Facility to Greece Mandated by the Federal Government

KfW supports the Federal Republic in conducting EU-wide financial support measures for Greece. In 2010, the Federal Government mandated KfW in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft) to participate in a loan facility to Greece on behalf of the Federal Republic. All risks resulting from this loan facility are covered by a guarantee of the Federal Republic. As of December 31, 2016, the total amount outstanding of this loan to Greece amounted to EUR 15.2  billion.

Strategic Shareholdings

KfW’s most important strategic shareholdings are DEG (100%), which is held directly by KfW, and KfW IPEX-Bank GmbH (100%), which is held indirectly via KfW Beteiligungsholding GmbH. The stakes in Finanzierungs- und Beratungsgesellschaft mbH (100%), tbg Technologie-Beteiligungs-Gesellschaft mbH (100%), Deutsche Energieagentur GmbH (26%) and Berliner Energieagentur GmbH (25%) are held directly by KfW.

Airbus Group SE

In 2007, KfW, together with 14 other investors, agreed to jointly acquire from DaimlerChrysler group (now Daimler group) a stake of, at that time, 7.5% in European Aeronautic Defence and Space Company N.V. (“EADS”), of which the economic interest was held through the special purpose vehicle Dedalus GmbH & Co. KGaA (“Dedalus”). In connection with a further reduction by the Daimler group of its stake in EADS in December 2012, the Federal Government, which regards the ownership structure of EADS as a matter of strategic national interest, agreed on a revised government shareholding agreement with EADS, France and Spain, which allows the Federal Government to directly or indirectly own an equity stake of up to 12% in EADS. In this context, the Federal Government mandated KfW to directly or indirectly acquire and hold an equity stake of up to 12% in EADS on behalf of the Federal Republic.

At the beginning of April 2013, France, Germany and Spain entered into a supplemental shareholders’ agreement, which provided for the dissolution of the Dedalus consortium and for KfW and the remaining investors to hold their respective equity stakes in EADS directly and indirectly through Gesellschaft zur Beteiligungsverwaltung GZBV mbH & Co. KG (“GZBV”). At the end of 2013, GZBV increased its equity stake in EADS by buying approximately 1.87 million shares. In 2015, EADS transformed its legal form into a European company (Societas Europaea) and changed its legal name to Airbus Group SE. At year-end 2016, KfW held, through GZBV, an equity stake of approximately 9.35% in Airbus Group SE. Together with the other investors’ interests in GZBV, this equaled a total equity stake of 11.09% in Airbus Group SE.

KfW’s investments in Airbus Group SE were made pursuant to a special mandate of the Federal Government in accordance with article 2 paragraph 4 of the KfW Law, which authorizes the Federal Government to direct KfW to take measures in connection with matters in which the Federal Republic has an interest (Zuweisungsgeschäft). KfW is fully protected by the Federal Republic against any economic risks resulting from its total investment in Airbus Group SE.

CAPITALIZATION

CAPITALIZATION OF KFW GROUP AS OF DECEMBER 31, 2016

(EUR in millions)
Borrowings
Short-term funds	49,736
Bonds and other fixed-income securities	375,483
Other borrowings (1)	28,806
Subordinated liabilities (2)	200

Total borrowings	454,225

Equity
Paid-in subscribed capital (3)	3,300
Capital reserve (4)	8,447
Reserve from the ERP Special Fund	1,191
Retained earnings	14,092
Fund for general banking risks	600
Revaluation reserve	-576

Total equity	27,055

Total capitalization	481,280

(1)	Includes long-term and short-term borrowings from the ERP Special Fund of EUR 480 million.

(2)	Comprises assets transferred from the ERP Special Fund in form of a subordinated loan of EUR 200 million.

(3)	KfW’s equity capital, 80% of which is held by the Federal Republic and the remaining 20% by the Länder, amounted to EUR 3,750 million in 2016, of which EUR 3,300 million has been paid in pro rata by the Federal Republic and the Länder.

(4)	Includes equity capital in form of promotional reserves (Förderrücklage) from the ERP Special Fund of EUR 7,150 million.

MANAGEMENT AND EMPLOYEES

The bodies of KfW are the Executive Board (Vorstand) and the Board of Supervisory Directors (Verwaltungsrat).

Executive Board

The Executive Board is responsible for the day-to-day conduct of KfW’s business and the administration of its assets. Typically, members of the Executive Board are initially appointed for a maximum of three years by the Board of Supervisory Directors. After the first term each member may be repeatedly reappointed for, or his or her term of office may be repeatedly extended by, up to five years by the Board of Supervisory Directors. Each member of the Executive Board is responsible for certain aspects of KfW’s activities but shares the responsibility for actions taken by the Executive Board.

With effect from January 1, 2016, Dr Stefan Peiß became a member of KfW’s Executive Board. Due to bank regulatory requirements for risk management systems set forth in the KWG and MaRisk, KfW has separated the responsibilities of Chief Financial Officer from those of Chief Risk Officer with effect from January 1, 2016. Both positions were held by Bernd Loewen until December 31, 2015 and are now held by Bernd Loewen and Dr Stefan Peiß, respectively.

The following biographical information on the current members of the Executive Board includes their ages as of March 28, 2017, the year in which they were appointed, their terms of office, their current positions and areas of responsibility.

Dr Ulrich Schröder

Age: 65

Dr Ulrich Schröder joined KfW Group as Chief Executive Officer of KfW’s Executive Board in September 2008. He is in charge of Management Affairs and Communication, Group Development and Economics, Internal Auditing, Compliance, and Sustainability. In December 2015, KfW’s Board of Supervisory Directors extended Dr Schröder’s tenure until the end of 2020.

Dr Schröder studied law and business administration at the University of Münster, Germany, and received his doctorate in law in 1983. He joined Westdeutsche Landesbank Girozentrale (“WestLB”), Düsseldorf/Münster, Germany, in 1983. Following various management positions, amongst others in the corporate clients unit, as a branch manager and board member of WestLB France, Paris, and as the manager of WestLB’s chemicals/life sciences unit, he was appointed to the management board of WestLB in April 2002. In August 2002, he joined the management board of the newly established NRW.BANK, Düsseldorf/Münster, Germany, and was appointed Chairman of the management board in 2006.

Dr Schröder is a member of the supervisory boards of Deutsche Post AG, Bonn, Germany, Deutsche Telekom AG, Bonn, Germany, DEG, Cologne, Germany, and the “2020 European Fund for Energy, Climate Change and Infrastructure,” Luxembourg.

In addition, Dr Schröder is a member of the Advisory Board of HSBC Trinkaus & Burkhardt AG, Düsseldorf, Germany, and a member of the Economic Advisory Board of Fraport AG, Frankfurt am Main, Germany.

Dr Günther Bräunig

Age: 61

Dr Günther Bräunig became a member of KfW’s Executive Board in October 2006. He is in charge of Financial Markets, Central Services, Human Resources, and Legal Affairs. In December 2015, KfW’s Board of Supervisory Directors extended Dr Bräunig’s tenure until June 30, 2021.

Dr Bräunig joined KfW Group in September 1989 to head the International Capital Markets department. He subsequently held management positions in the Credit Affairs department and the Management Affairs department. In 1996, he became Senior Vice President and Head of Management Affairs. In May 2000, he was appointed Executive Vice President of KfW. Between August 2007 and October 2008 he served as Chief Executive Officer of IKB Deutsche Industriebank AG, Düsseldorf, Germany, while this bank was bailed out and subsequently sold by KfW, which at that time was IKB’s major shareholder. During the period of this latter appointment, Dr Bräunig temporarily ceased to perform his functions as member of the Executive Board of KfW.

Dr Bräunig studied law at the Universities of Mainz, Germany, and Dijon, France, and obtained a doctorate in law at the University of Mainz, Germany. His professional career began in 1984 with COMMERZBANK Aktiengesellschaft, Frankfurt am Main, Germany, in the Investment Banking department. Between 1986 and 1989, he worked for Airbus Industrie S.A.S. as Sales Finance Director in Toulouse, France and Washington, D.C., USA.

Dr Bräunig serves as chairman of the supervisory board of pbb Deutsche Pfandbriefbank AG, Munich, Germany. He is also member of the Strategic Committee of AFT (Agence France Tresor), Paris, France, and Chairman of the Advisory Council of True Sale International GmbH, Frankfurt am Main, Germany.

Dr Ingrid Hengster

Age: 56

Dr Ingrid Hengster became a member of KfW’s Executive Board in April 2014. She is responsible for Domestic Promotional Business (Mittelstandsbank, Kommunal- und Privatkundenbank/Kreditinstitute), Sales, New Business Credit Service and Digital Development. Dr Hengster’s current tenure will end in 2018.

Dr Hengster holds a Ph.D. in law from the University of Salzburg, Austria. Dr Hengster started her career as project manager at Oesterreichische Kontrollbank AG, Austria, in 1984. In 1986, she joined COMMERZBANK Aktiengesellschaft where she became Vice President in the privatization and project finance group. From 1995 to 1998, Dr Hengster served as Head of Acquisition Financing and Structured Financing in the German practice of UBS Deutschland AG. Subsequently, she worked as Managing Director of the investment banking arm of Credit Suisse First Boston. In 2005, she joined ABN AMRO Bank (Deutschland) AG as CEO and Country Executive & Head of Global Clients Germany and Austria. From 2008 to 2014, Dr Hengster was Country Executive Germany, Austria & Switzerland of The Royal Bank of Scotland and CEO of the management board of The Royal Bank of Scotland (Deutschland) AG. Dr Hengster is a member of the supervisory boards of ThyssenKrupp AG, Essen, Germany, and Deutsche Bahn AG, Berlin, Germany. Additionally, she serves as an expert on the board of directors of the European Investment Bank, Luxemburg.

Dr Norbert Kloppenburg

Age: 60

Dr Norbert Kloppenburg became a member of KfW’s Executive Board in January 2007. He is in charge of International Finance (KfW Entwicklungsbank, KfW IPEX-Bank, DEG). In April 2016, KfW’s Board of Supervisory Directors extended Dr Kloppenburg’s tenure until October 31, 2017.

Dr Kloppenburg joined KfW Group in 1989 as Project Manager in the West Africa department of KfW Entwicklungsbank. In 1998, he became First Vice President and Head of the Export and Project Finance, Energy and Environmental Technology department. In 2002, he became Senior Vice President and Head of the Asia and Europe department of KfW Entwicklungsbank.

Dr Kloppenburg studied agricultural economics and social sciences at the University of Bonn, Germany and obtained an agricultural doctorate there. From 1982 until 1989, Dr Kloppenburg worked as a consultant for the Ministry of Planning in Bujumbura, Burundi. From 1985 to 1989, he worked as a representative of the German Konrad-Adenauer-Foundation in New Delhi and Madras, India.

Dr Kloppenburg serves as Chairman of the supervisory board of KfW IPEX-Bank, Frankfurt am Main, Germany, Deputy Chairman of the supervisory boards of DEG, Cologne, Germany, and Deutsche Energie-Agentur, Berlin, Germany, and is a member of the supervisory board of Hamburger Hafen und Logistik AG, Hamburg, Germany.

Bernd Loewen

Age: 51

Bernd Loewen joined KfW Group as a member of KfW’s Executive Board in July 2009. He is in charge of Accounting, Organization and Consulting as well as Information Technology, and acts as Chief Financial Officer of KfW. Mr Loewen’s tenure will end in 2019.

Mr Loewen studied business administration at the University of Münster, Germany, and graduated in 1991. From 2005 to 2009, he was a member of the management board of BRE Bank SA, Warsaw, Poland. Prior to that, he worked nine years at COMMERZBANK Aktiengesellschaft, first in the Frankfurt am Main, Germany, based Group Strategy and Equity Derivatives Trading departments and later as Managing Director of the New York, USA, based subsidiary Commerz Capital Markets Corporation.

Mr Loewen is a member of the supervisory board of The Currency Exchange Fund (TCX), Amsterdam, Netherlands, and an advisory member of the steering committee of the Sonderfonds Finanzmarktstabilisierung, known as FMS or SoFFin, Berlin, Germany. In addition, Bernd Loewen is a member of the supervisory board of Senckenberg Gesellschaft für Naturforschung (SGN), Frankfurt a. M., Germany.

Dr Stefan Peiß

Age: 47

Dr Stefan Peiß became a member of KfW’s Executive Board in January 2016. He is in charge of Credit Risk Management, Risk Controlling, Transaction Management and Portfolio Credit Service, and acts as Chief Risk Officer of KfW. The tenure of Dr Peiß will end in 2019.

Dr Peiß studied business administration at the Ludwig-Maximilians-Universität in Munich, Germany, where he also obtained a doctorate in political science (Dr oec. publ.) from the university’s Institute for Risk Management and Insurance. In 1995, he started his career in the Real Estate Department of Bayerische Landesbank, Germany. He then transferred to the Risk Management Department, where he held management positions as Head of Team (client portfolio and strategic controlling) and Head of Department (portfolio controlling and controlling systematics, risk controlling trading activities). In 2007, Dr Peiß became Head of the Risk Operations Division, and in 2008, he was promoted to Head of Group Risk Control Division. Dr Peiß joined KfW in 2009 as Senior Vice President and Head of Risk Management and Controlling.

Dr Peiß is a member of the supervisory board of KfW IPEX-Bank, Frankfurt am Main, Germany.

For information on the remuneration of the Executive Board, see note 82 to the financial statements included in Exhibit (e) to this annual report.

Board of Supervisory Directors

The Board of Supervisory Directors generally has 37 members and consists of the Federal Minister of Finance; the Federal Minister for Economic Affairs and Energy; the Federal Minister for Foreign Affairs; the Federal Minister of Food and Agriculture; the Federal Minister of Transport and Digital Infrastructure; the Federal Minister for Economic Cooperation and Development; the Federal Minister for the Environment, Nature Conservation, Building and Nuclear Safety; seven members appointed by the Bundesrat; seven members appointed by the Bundestag; five representatives of commercial banks; two representatives of industry; one representative each of the local municipalities, agricultural, skilled crafts, trade and housing sectors; and four representatives of the trade unions. The representatives of the commercial banks, industry, the local municipalities, agricultural, skilled crafts, trade and housing sectors, and the trade unions are appointed by the Federal Government after consultation with their constituencies.

The Federal Minister of Finance and the Federal Minister for Economic Affairs and Energy serve as Chairman and Deputy Chairman of the Board of Supervisory Directors on a year-by-year rotating basis, with the former serving as Chairman for the year 2017. The term of office of all Federal Ministers on KfW’s Board of Supervisory Directors

corresponds to their term of office as Federal Minister, while the other members of the Board of Supervisory Directors are personally appointed for a term of three years.

The Board of Supervisory Directors supervises the overall conduct of KfW’s business and the administration of its assets. It may give the Executive Board general directives. In particular, the Board of Supervisory Directors (via its Risk and Credit Committee) generally must approve, inter alia, loans to members of management bodies (Organkredite), short-term financing, loan commitments to a single borrower exceeding EUR 50 million for non-investment grade or unrated borrowers, certain unsecured loans, and loan commitments exceeding EUR 100 million to investment grade borrowers. The Board of Supervisory Directors may reserve the right to approve other transactions or types of transactions. However, it is not authorized to represent KfW or to commit funds on KfW’s behalf.

KfW’s Board of Supervisory Directors’ committee structure comprises a Presidial and Nomination Committee (Präsidial- und Nominierungsausschuss), a Remuneration Committee (Vergütungskontrollausschuss), a Risk and Credit Committee (Risiko- und Kreditausschuss) and an Audit Committee (Prüfungsausschuss). The Presidial and Nomination Committee is responsible for dealing with legal and administrative matters as well as fundamental business and corporate policy issues. It may take decisions on the Board of Supervisory Director’s behalf in urgent matters (Eilentscheidung). Additionally, it regularly assesses the Executive Board and the Board of Supervisory Directors, provides recommendations for suitable candidates to the Executive Board and may assist the responsible federal agencies in appointing members to the Board of Supervisory Directors. The Remuneration Committee is responsible for dealing with the systems of remuneration for the Executive Board and KfW employees and their consequences for KfW’s risk, capital and liquidity management and advises the Presidial and Nomination Committee with respect to the remuneration paid to the members of the Executive Board. The Risk and Credit Committee advises the Board of Supervisory Directors regarding, in particular, the current and future overall risk tolerance and strategy of KfW. It is responsible for approving loans and equity investments at the operational level that exceed certain thresholds as set forth in KfW’s Bylaws, as well as for authorizing the issuance of debt securities, borrowings in foreign currencies and swap transactions. The Audit Committee monitors in particular the accounting process and the effectiveness of the risk management system, especially the internal control system and the internal audit system. It monitors the performance of the audits of the annual financial statements and the timely correction of any errors identified by the auditor. Furthermore, the Audit Committee provides recommendations to the Board of Supervisory Directors regarding the approval of the annual unconsolidated financial statements and the adoption of the annual consolidated financial statements. The Presidial and Nomination Committee and the Remuneration Committee will, as a general rule, be chaired by the Chairperson of the Board of Supervisory Directors. The Risk and Credit Committee and the Audit Committee, as a general rule, will be chaired by a representative of the banking sector.

As of March 28, 2017, the members of the Board of Supervisory Directors were:

Name	Position
Kerstin Andreae	Member of Parliament; appointed by the Bundestag
Anton F. Börner	President of the Bundesverband Großhandel, Außenhandel, Dienstleistungen e.V. (BGA); representative of the wholesale and foreign trade sector
Volker Bouffier	Minister President of the State of Hesse; appointed by the Bundesrat
Dr Uwe Brandl	President of the Bavarian Gemeindetag; representative of the local municipalities
Hans-Dieter Brenner	Former Chairman of the Executive Board of Helaba Landesbank Hessen-Thüringen, Germany; representative of a credit institution prominent in the field of industrial credit
Frank Bsirske	Chairman of ver.di – Vereinigte Dienstleistungsgewerkschaft; representative of the trade unions
Alexander Dobrindt	Federal Minister of Transport and Digital Infrastructure
Georg Fahrenschon	President of the Deutscher Sparkassen- und Giroverband (DSGV); representative of the savings banks
Robert Feiger	Chairman of the IG Bauen-Agrar-Umwelt (construction, agriculture and environment); representative of the trade unions
Klaus-Peter Flosbach	Member of Parliament; appointed by the Bundestag
Brigitte Zypries	Federal Minister for Economic Affairs and Energy; Deputy Chairman in 2017
Christian Görke	Minister of Finance of the State of Brandenburg; appointed by the Bundesrat
Dr Louis Hagen	President of the Association of German Pfandbrief Banks (vdp); representative of the mortgage banks
Hubertus Heil	Member of Parliament; appointed by the Bundestag

Name	Position
Monika Heinold	Minister of Finance of the State of Schleswig-Holstein; appointed by the Bundesrat
Dr Barbara Hendricks	Federal Minister for the Environment, Nature Conservation, Building and Nuclear Safety
Reiner Hoffmann	Chairman of the Deutscher Gewerkschaftsbund; representative of the trade unions
Gerhard Hofmann	Member of the Board of Managing Directors of Bundesverband der Deutschen Volksbanken und Raiffeisenbanken e.V. (BVR); representative of the cooperative banks
Andreas Ibel	President of the Bundesverband Freier Immobilien- und Wohnungsunternehmen; representative of the housing sector
Bartholomäus Kalb	Member of Parliament; appointed by the Bundestag
Dr Markus Kerber	Executive Director of the Bundesverband der Deutschen Industrie e.V. (BDI); representative of the industry
Stefan Körzell	Member of the Federal Executive Committee of Deutscher Gewerkschaftsbund (DGB); representative of the trade unions
Dr Gesine Lötzsch	Member of Parliament; appointed by the Bundestag
Dr Gerd Müller	Federal Minister for Economic Cooperation and Development
Eckhardt Rehberg	Member of Parliament; appointed by the Bundestag
Joachim Rukwied	President of the Deutscher Bauernverband e.V. (DBV); representative of the agricultural sector
Dr Wolfgang Schäuble	Federal Minister of Finance; Chairman in 2017
Christian Schmidt	Federal Minister of Food and Agriculture
Andreas Schmitz	Member of the Presidency of the Bundesverband Deutscher Banken e.V. (BdB); Chairman of the supervisory board of HSBC Trinkaus & Burkhardt AG; representative of the commercial banks
Carsten Schneider	Member of Parliament; appointed by the Bundestag
Peter-Jürgen Schneider	Minister of Finance of the State of Lower Saxony; appointed by the Bundesrat
Holger Schwannecke	Secretary General of the Zentralverband des Deutschen Handwerks (ZDH); representative of the skilled crafts sector
Edith Sitzmann	Minister of Finance and Economic Affairs of the State of Baden-Württemberg; appointed by the Bundesrat
Sigmar Gabriel	Federal Minister for Foreign Affairs
Prof Dr Georg Unland	Minister of Finance of the State of Saxony; appointed by the Bundesrat
Dr Norbert Walter-Borjans	Minister of Finance of the State of Northrhine-Westphalia; appointed by the Bundesrat
Dr Martin Wansleben	Chief Executive of the Deutscher Industrie- und Handelskammertag e.V. (DIHK); representative of the industry

For information concerning the remuneration of the Board of Supervisory Directors, see note 82 to the financial statements included in Exhibit (e) to this annual report.

Employees

In 2016, KfW Group employed an average of 5,944 persons (excluding members of the Executive Board and trainees, but including temporary personnel) (2015: 5,807 persons). Approximately 30% of KfW’s staff is covered by collective bargaining agreements. KfW provides employee benefits such as pensions to its employees.

Of KfW Group’s staff, approximately 21% is engaged in KfW’s domestic business activities, 22% in promotion of developing and transition countries, 11% in export and project finance, and the balance in KfW’s accounting, disbursements, collateral, funding and lending support departments and in general administrative and staff functions.

For more information concerning KfW Group’s employees, see note 81 to the financial statements included in Exhibit (e) to this annual report.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/S/ DR GÜNTHER BRÄUNIG
	Name:	Dr Günther Bräunig
	Title:	Member of the Executive Board

By:	/S/ BERND LOEWEN
	Name:	Bernd Loewen
	Title:	Member of the Executive Board

Date: March 31, 2017

EXHIBIT INDEX

Exhibit	Description

(e)	KfW Financial Information 2016

(f)	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft